                                                Filed Pursuant to Rule 424(B)(3)
                                                      Registration No. 333-58631

PROSPECTUS

                        OUTLOOK SPORTS TECHNOLOGY, INC.

                     400,000 SHARES OF CLASS A COMMON STOCK

    Outlook Sports Technology, Inc., a Delaware corporation (the "Company"), hereby offers 400,000 shares of Class A Common Stock, par value $0.01 per share (the "Class A Common Stock"). The shares of Class A Common Stock offered hereby are sometimes hereinafter referred to as the "Securities."

    Prior to this offering (the "Offering") there has been no public market for the Class A Common Stock and there can be no assurance that any such market will develop. The initial public offering price of the Class A Common Stock has been determined by negotiations between the Company and Kashner Davidson Securities Corporation, as representative of the Underwriters (the "Representative") and is not necessarily related to net asset value, projected earnings or other established criteria of value. See Underwriting. The Company anticipates that the Class A Common Stock will be quoted on the OTC Electronic Bulletin Board under the symbol TGRA.

    The Securities offered by this Prospectus are being offered by the Underwriters on a "firm commitment" basis subject to prior sale, when, as and if accepted by the Underwriters, approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer without notice and reject any order in whole or part. It is expected that delivery of the certificates representing the Securities will be made in New York, NY on or about March 24, 1999.

    THE SECURITIES OFFERED HEREBY ARE SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK AND IMMEDIATE SUBSTANTIAL DILUTION FROM THE PUBLIC OFFERING PRICE. PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED UNDER THE CAPTION "RISK FACTORS" WHICH APPEAR BEGINNING ON PAGE 10 OF THIS PROSPECTUS.

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
            REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                                  UNDERWRITING
                                                                PRICE TO         DISCOUNTS AND        PROCEEDS TO
                                                                 PUBLIC         COMMISSIONS (1)        COMPANY(2)
Per Share................................................  $5.80               $.493               $5.307
      Total (3)..........................................  $2,320,000          $197,200            $2,122,800

(1) Does not reflect additional compensation to be received by Kashner Davidson Securities Corporation (the "Representative") in the form of: (i) a non-accountable expense allowance equal to 3% of the gross proceeds of this Offering or $69,600 ($80,040 if the Underwriter's over allotment option described in footnote 3 is exercised in full), (ii) an option to purchase up to 40,000 shares of Class A Common Stock at 165% of the initial public offering price (the "Representative's Warrants"), exercisable for a period of four years, commencing one year after the effective date of the Registration Statement of which this Prospectus is a part, and (iii) a $75,000 consulting fee payable to the Representative upon the Closing of this Offering. The Company and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses of the Offering payable by the Company estimated at approximately $741,800, including the Representative's non-accountable expense allowance (assuming no exercise of the Underwriters' over-allotment option).

(3) The Company has granted the Underwriters an option, exercisable within 45 days of the date hereof, to purchase up to an additional 60,000 shares of Class A Common Stock, solely to cover over-allotments, if any. If the Underwriters' over-allotment option is exercisable in full, the total Price to Public, Underwriting Discount, and Proceeds to Company will be $2,668,000, $275,400, and $2,442,600, respectively. See "Underwriting."

                    KASHNER DAVIDSON SECURITIES CORPORATION
                   The Date of this Prospectus is March 16, 1999

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

    The Company intends to furnish to its security holders annual reports containing audited financial statements and such other periodic reports as the Company may determine to be appropriate or as may be required by law.

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

    The Company intends to furnish to its security holders annual reports containing audited financial statements and such other periodic reports as the Company may determine to be appropriate or as may be required by law.

                         NOTICE TO CALIFORNIA INVESTORS

    Each purchaser of Securities in California must meet one of the following suitability standards: (i) a liquid net worth (excluding home, furnishings and automobiles) of $250,000 or more and gross annual income during 1998, and estimated during 1998, of $65,000 or more from all sources; or (ii) a liquid net worth (excluding home, furnishings and automobiles) of $500,000 or more. Each California resident purchasing Securities offered hereby will be required to execute a representation that it comes within one of the aforementioned categories.

    The Company uses and has applied to register in the United States the following marks: TEGRA-TM-, TEGRA T (and design)-TM-, T (and design)-TM-, GOLF FIRST-TM-, INVISIBLE INSET HOSEL-TM-, and NEMESIS-TM-. Other trademarks referred to in this Prospectus are not owned by the Company and the Company makes no claim of association with respect to those marks or their owners.

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY AND SHOULD BE READ IN CONJUNCTION WITH THE MORE DETAILED INFORMATION, AND THE FINANCIAL STATEMENTS AND NOTES THERETO, APPEARING ELSEWHERE IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, THE INFORMATION IN THIS PROSPECTUS HAS BEEN ADJUSTED TO GIVE RETROACTIVE EFFECT TO A NUMBER OF STOCK SPLITS AND REVERSE STOCK SPLITS AS DESCRIBED IN NOTE 6 TO THE COMPANY'S FINANCIAL STATEMENTS INCLUDED ELSEWHERE HEREIN AND ASSUMES (I) THAT THE UNDERWRITERS' OVER-ALLOTMENT OPTION HAS NOT BEEN EXERCISED, AND (II) THAT THE REPRESENTATIVE'S WARRANTS HAVE NOT BEEN EXERCISED. EACH PROSPECTIVE INVESTOR IS URGED TO READ THIS PROSPECTUS IN ITS ENTIRETY.

    ON OCTOBER 7, 1998, THE COMPANY AMENDED ITS CERTIFICATE OF INCORPORATION TO CREATE TWO CLASSES OF COMMON STOCK (15,000,000 SHARES OF CLASS A COMMON STOCK AND 5,000,000 SHARES OF CLASS B COMMON STOCK) (THE "AMENDMENT"). ALL SHARES OF THE COMPANY'S COMMON EQUITY OUTSTANDING PRIOR TO THE AMENDMENT WERE CONVERTED INTO SHARES OF CLASS A COMMON STOCK EXCEPT FOR 1,464,953 SHARES OF COMMON EQUITY OWNED BY MESSRS. BERGER AND DODRILL WHICH WERE CONVERTED INTO AN EQUAL NUMBER OF SHARES OF CLASS B COMMON STOCK. THE CLASS A AND CLASS B COMMON STOCK HAVE IDENTICAL RIGHTS, INCLUDING VOTING RIGHTS. EACH SHARE OF CLASS B COMMON STOCK WILL BE AUTOMATICALLY CONVERTED INTO A SHARE OF CLASS A COMMON STOCK ON THE EARLIER TO OCCUR OF (I) OCTOBER 31, 2000 OR (II) SUCH TIME AS THE CLOSING PRICE OF THE CLASS A COMMON STOCK SHALL EQUAL OR EXCEED $8.00 FOR 10 CONSECUTIVE TRADING DAYS. REFERENCES IN THIS PROSPECTUS TO "COMMON STOCK" ARE TO THE CLASS A COMMON STOCK AND THE CLASS B COMMON STOCK COLLECTIVELY. SEE "DESCRIPTION OF SECURITIES -- COMMON STOCK."

    THE DISCUSSION IN THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT"), THAT INVOLVE RISKS AND UNCERTAINTIES. THE SAFE HARBOR FROM PRIVATE ACTIONS BASED ON UNTRUE STATEMENTS OR OMISSIONS OF MATERIAL FACT THAT IS PROVIDED BY THESE TWO STATUTORY PROVISIONS DOES NOT APPLY TO STATEMENTS MADE IN CONNECTION WITH THIS OFFERING. THE COMPANY'S ACTUAL RESULTS AND THE TIMING OF CERTAIN EVENTS MAY DIFFER MATERIALLY FROM THE RESULTS DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN "RISK FACTORS," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION" AND "BUSINESS."

                                  THE COMPANY

    The Company is a designer and marketer of premium quality golf equipment, apparel and accessories under the Tegra brand name. Tegra products represent a wide range of technologically innovative, premium-priced men's golf clubs, apparel and accessories that are sold in off-course golf specialty and on-course pro shops. Tegra golf clubs incorporate the Company's patent-pending Invisible Inset Hosel (the cylindrical chamber in which the shaft is attached to the club head), a feature designed to reduce slice, and increase the accuracy and distance of golf shots, and were introduced into the US market in October 1997. The Company anticipates that a majority of its revenue will be generated through sales of the Tegra driver, which incorporates the Invisible Inset Hosel design. Company testing has shown that the Tegra driver provides greater carry, roll and overall distance than certain leading premium-priced drivers while simultaneously increasing accuracy and reducing slice. Tegra products are now available in over 100 golf shops nationwide and the Company expects they will be available in over 500 golf shops by the summer of 1999.

    The Company's business strategy is to establish itself as a leading designer, marketer and manufacturer of premium golf equipment, apparel and accessories by providing a complete range of products at the premium-priced segment of the golf market. The Company is implementing this strategy by: (1) creating golf clubs with proprietary, visibly distinct technology and design such as the Company's patent-pending Invisible Inset Hosel to differentiate the Company from its competitors while pricing such products competitively, (2) raising consumer demand for and awareness of the Company's products through a consolidated direct marketing campaign which will incorporate infomercials and internet (electronic commerce) sales and (3) enhancing brand recognition through professional golf endorsements of Tegra apparel and comprehensive in-store merchandising installations called Tegra Retail Environments ("TRE's").

    The Company was founded as Hippo, Inc. in 1996 and contemporaneously acquired a license from Hippo Holdings, Ltd., a European golf equipment manufacturer, to sell value-priced HiPPO-TM- brand golf equipment, apparel and accessories in the United States. The Company's initial strategy was to sell value-priced golf clubs that were presently available under the HiPPO-TM- brand and to simultaneously develop a premium-priced golf club brand because that segment of the golf market comprises approximately 70% of golf equipment sales and offers higher margins to manufacturers. This development effort resulted in the Tegra line of premium-priced golf equipment. The Company has since discontinued the distribution of value-priced golf equipment to pursue opportunities offered by its Tegra products. On May 4, 1998, the Company sold its license to sell HiPPO-TM- products in the U.S. back to Hippo Holdings, Ltd. along with all existing HiPPO-TM- inventory, marketing materials and related liabilities. In return, the Company received a cash payment from Hippo Holdings, Ltd. of approximately $413,000. In addition Hippo Holdings, Ltd. returned to the Company 50,000 shares of the Company's Common Stock and assumed outstanding liabilities and commitments of the Company in excess of $1,000,000.

    INDUSTRY OVERVIEW. According to the National Golf Foundation ("NGF"), in 1997, wholesale sales of golf equipment in the U.S. were approximately $3.9 billion. In addition, wholesale sales of golf clubs are estimated to have increased at an annual compound growth rate of approximately 10.9% over the 5-year period from 1992 to 1997. The Company believes that a number of trends are likely to further increase the demand for golf products generally. These trends include: (i) the large numbers of golfers entering their 40s and 50s, the age when most golfers begin to play more often and increase their spending on the sport; (ii) growth in the number of golf courses; (iii) increasing interest in golf from women, junior and minority golfers; (iv) the large population who are beginning to enter their 20s, the age when golfers generally take up the sport; and (v) the rapid evolution of golf club designs and materials.

    PRODUCTS. Tegra golf clubs which incorporate the Company's patent-pending Invisible Inset Hosel are an evolution from current golf club technology. The Company's design moves or insets the shaft as close to the center of the club head as is permitted under USGA rules. As a result, the club head will rotate to the target faster than conventional designs, making it easier to square the club at impact and enabling the golfer to hit longer and straighter shots. The Company believes that the Company's Invisible Inset Hosel technology could be as significant to the golf industry as perimeter weighting, graphite shafts or oversize metal woods.

    The Company has conducted player testing on its woods and irons and the Company believes such testing shows its Tegra technology promotes straighter and longer golf shots than other leading premium-priced golf clubs. "Iron Byron" testing (robotic testing designed to repeat identical swings so different clubs can be compared under controlled conditions) of Tegra woods has shown that the Tegra driver provides greater carry, roll and overall distance than certain leading premium-priced clubs while simultaneously increasing accuracy. Additional mechanical testing which has been recorded using high speed video shows that the Invisible Inset Hosel design produces a squarer club face at impact than other leading premium-priced clubs.

    The Company has also developed a line of Tegra men's apparel. The Company's apparel collection emphasizes quality, comfort and style and is intended to enhance a golfer's on-course performance. The Company plans to initially focus on golf outerwear, introducing a limited range of technical men's outerwear which will be available to the consumer for the holiday 1999 selling season. For the spring 2000 golf season the Company plans to expand its offering to include a range of mens golf shirts, which can be custom embroidered for on-course golf shops. Prior to reducing operations as a result of its cash flow needs, the Company had begun selling headwear featuring ergonomic closures and intended to introduce items such as golf bags, umbrellas and towels.

    One of the Company's strategies is to deliver products which can achieve superior retail margin in order to incentivize retailers to sell more Tegra product. The Company estimates that retailers on average achieve 20% gross margin on sales from premium golf equipment. By pricing appropriately, the Company believes it will be able to offer retailers products that can achieve superior margin. The Company expects that, on average, Tegra golf clubs will allow retailers to achieve 40% gross margin, while Tegra apparel will allow retailers to achieve in excess of 50% gross margin.

    MARKETING. The Company's advertising focuses on the Tegra driver and its performance enhancing benefits, including the Invisible Inset Hosel. The Company is presently developing a long format (30 minute) infomercial which is anticipated to air in May 1999. This broadcast advertising is expected to be supplemented with a direct response print campaign.

    The Company anticipates that it will have a web site on the internet by April, 1999. In addition, the Company is considering making products available for direct internet purchases (electronic commerce), although no assurance can be given as to when, or if, the Company will do so.

    Tegra products were endorsed for the 1998 season by four touring professionals. Tegra players won more than $2 million world-wide on tour. The Company is revising its tour strategy in 1999 to focus on a large number of PGA Tour professionals to endorse its products rather than signing large endorsement contracts with one or two players. The Company has formed a unique tour program which will begin March 29, 1999. Under this program PGA Tour professionals will be compensated for wearing Tegra clothing and/or headgear and/or using a Tegra driver. The Company anticipates that between 15 to 30 professional golfers will endorse Tegra products in 1999, although no assurance can be given that the Company will obtain such endorsements.

    The Company's executive offices are located at 100 Grand Street, 5th Floor, New York, New York 10013. The Company's telephone number is (212) 966-0400.

                                  THE OFFERING

Securities Offered (1)..........  400,000 shares of Class A Common Stock.
Securities Outstanding Prior to
  the Offering (2)..............  2,169,075 shares of Class A Common Stock and 1,464,953 shares of Class B Common Stock.
Securities Outstanding
  Subsequent to the Offering
  (2)(3)........................  2,569,075 shares of Class A Common Stock and 1,464,953 shares of Class B Common Stock.
Use of Proceeds by the Company..  The net proceeds of this Offering will be used for repayment of indebtedness, the purchase of inventory, the
                                  payment of marketing and advertising expenses and working
                                  capital and other corporate purposes. See "Use of
                                  Proceeds."
OTC Board Symbols...............  Class A Common Stock -- TGRA

------------------------

(1) Assumes the Underwriters' over-allotment option is not exercised.

(2) The Class A Common Stock and the Class B Common Stock have identical rights, including voting rights. Each share of Class B Common Stock will automatically convert into one share of Class A Common Stock on the earlier to occur of (i) October 31, 2000 and (ii) such time as the closing price of the Class A Common Stock shall equal or exceed $8.00 for 10 consecutive trading days. Does not include an aggregate of 4,189,242 Warrants which are comprised of (i) 2,976,757 Warrants which were issued as part of a bridge financing and the conversion of other obligations ("Bridge and Conversion Warrants") which are to be identical to any publicly traded Warrants the Company may in the future issue and (ii) 1,212,485 Warrants at exercise prices ranging from $.75 to $4.00 and which expire at times ranging from September 25, 2001 to January 15, 2003. Does not include up to 781,309 shares of Class A Common Stock which are issuable upon the exercise of options outstanding under the Company's stock option plans. See "Management--Stock Option Plans." Does not include 125,000 shares of Class A Common Stock which the Company has agreed to purchase from three shareholders at a price of $.25 per share. Such shares were originally issued to Argent Securities, Inc. ("Argent") and Argent subsequently transferred such shares to the three shareholders.

(3) Does not include (i) 60,000 shares of Class A Common Stock issuable by the Company upon the exercise of the Underwriters' over-allotment option and
    (ii) , the 40,000 shares of Class A Common Stock issuable upon exercise of the Representative's Warrants. See "Management -- Stock Option Plans," "Description of Securities" and "Underwriting."

                                  RISK FACTORS

    The Company does not presently have adequate cash from operations or financing activities to meet either its short-term or long-term needs. In addition, the Company's obligation to repay approximately $375,000 of bridge debt which has not been converted to equity and matured on September 30, 1998 or October 15, 1998 has not been met. The Company has an additional obligation to repay $250,000 plus accrued interest to certain investors on April 9, 1999, and the Company has an additional obligation to repay $225,000 plus accrued interest to certain investors within five business days of the closing of an initial public offering. The Company does not have sufficient cash to repay these obligations and is currently negotiating with the holders of this debt to extend the maturity date. The Company anticipates incurring an additional $200,000 in debt prior to the effective date of the Registration Statement. The Company expects to repay this debt from the proceeds of this offering. See "Use of Proceeds." The Company has not paid any of its employees since October 1998. The Company is indebted to employees, exclusive of Messrs. Berger and Dodrill, in the approximate aggregate amount of $450,000. The Company anticipates that it will repay these obligations on a monthly payment schedule during 1999. If this offering is not successful, the Company expects that it will seek alternative private financing or seek to sell the Company if an interested buyer can be found. If no alternative private financing can be secured and no buyer can be found, the Company expects that it will seek protection from its creditors under the applicable bankruptcy laws. See "Risk Factors -- Lack of Cash." There can be no assurance that the Company will be able to achieve its business goals or ever achieve profitability. See "Risk Factors -- Precarious Financial Condition", "-- Ability to Continue as a Going Concern," and "-- History of Losses; Anticipation of Future Losses." The Company is substantially dependent on the efforts of its founders and principal officers who have no proven record of success in designing, marketing or manufacturing retail products. See "Risk Factors -- Lack of Experience of Management."

                              RECENT TRANSACTIONS

    Since October, 1998, the Company has consumed all cash on hand and has funded its operations with cash flow and loans from outside investors totaling $225,000. Such loans shall be repaid together with accrued interest thereon from the proceeds of this offering. See "Use of Proceeds" and "Certain Transactions."

    In November 1998, the Company executed exchange agreements (the "Exchange Agreements") with certain unaffiliated noteholders whereby such note holders exchanged an aggregate of $5,210,236 principal amount of indebtedness plus accrued interest for 1,042,047 shares of Common Stock and 1,042,047 Warrants. At January 31, 1999, $375,000 of such debt had not been converted and remains due and owing. In addition $911,048 which the Company had borrowed from certain officers or persons affiliated with officers of the Company was also converted in November 1998 into 182,210 shares of Common Stock and 182,210 Warrants.

    On March 10, 1999, the Company agreed to purchase from three shareholders an aggregate of 125,000 shares of the Company's Class A Common Stock at a purchase price of $0.25 per share. Such shareholders acquired these shares of Class A Common Stock from Argent Securities, Inc. Argent Securities, Inc. received the securities in connection with a consulting agreement between it and the Company, dated April 29, 1998.

                             SUMMARY FINANCIAL DATA

    The following summary financial data, insofar as it relates to the period February 8, 1996 (inception) to January 31, 1997 and the year ended January 31, 1998, has been derived from the Company's audited financial statements, including the balance sheets at January 31, 1997 and 1998 and the related statements of operations, of changes in shareholders' deficit and of cash flows for the periods then ended, and notes thereto appearing elsewhere herein. The data for the nine months ended October 31, 1997 and 1998 has been derived from unaudited financial statements also appearing herein and which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the unaudited interim periods. The summary financial data should be read in conjunction with the "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's financial statements and notes thereto appearing elsewhere herein.

                                                     FOR THE PERIOD
                                                       FEBRUARY 8,
                                                          1996           FOR THE         FOR THE NINE MONTHS
                                                     (INCEPTION) TO    YEAR ENDED         ENDED OCTOBER 31,
                                                       JANUARY 31,     JANUARY 31,   ----------------------------
                                                          1997            1998           1997           1998
                                                     ---------------  -------------  -------------  -------------
STATEMENT OF OPERATIONS DATA:
Revenue............................................   $    --         $     741,120  $     555,681  $     479,463
Total costs and expenses...........................   $   2,375,708   $   5,190,123  $   3,253,187  $   5,602,274
Loss from operations...............................   $  (2,375,708)  $  (4,449,003) $  (2,697,506) $  (5,122,811)
Interest expense...................................   $      (2,844)  $    (244,648) $    (146,120) $    (495,943)
Gain on sale of license............................   $    --         $    --        $    --        $     413,997
Net loss...........................................   $  (2,378,552)  $  (4,693,651) $  (2,843,626) $  (5,204,757)
Basic and diluted net loss per share (1)...........   $       (3.24)  $       (2.21) $       (1.38) $       (2.10)
Weighted average number of shares outstanding......         734,330       2,120,460      2,060,182      2,483,509

                                                                                  OCTOBER 31, 1998
                                             JANUARY 31,           ----------------------------------------------
                                     ----------------------------                                       AS
                                         1997           1998          ACTUAL      PRO FORMA(2)    ADJUSTED(2)(3)
                                     -------------  -------------  -------------  -------------  ----------------
BALANCE SHEET DATA:
Current assets.....................  $      26,850  $     650,792  $     383,963  $     577,713   $    1,655,913
Working capital deficiency.........  $  (1,306,705) $  (5,056,682) $  (9,903,931) $  (3,748,900)  $   (2,170,700)
Total assets.......................  $     227,347  $   1,005,055  $     775,631  $     969,381   $    2,122,581
Total liabilities..................  $   1,373,555  $   5,747,474  $  10,327,894  $   4,366,613   $    3,866,613
Total shareholders' deficit........  $  (1,146,208) $  (4,742,419) $  (9,552,263) $  (3,397,232)  $   (1,744,032)

------------------------

(1) Due to the Company's losses from continuing operations, the Company's diluted loss per share is the same as that of basic loss per share.

(2) Gives effect to the (i) exchange of an aggregate of $6,121,284 principal amount (includes $5,280,000 of notes payable and $274,147 of advances from officers) of indebtedness plus accrued interest (of which $25,003 was incurred subsequent to October 31, 1998 on a pro forma basis) for an aggregate of 1,224,257 shares of Common Stock and 1,224,257 Warrants (ii) issuance of 18,000 shares of Class A Common Stock (at an aggregate fair value of $90,000) in connection with $225,000 of debt which was incurred by the Company between October 31, 1998 and the date of this Prospectus; and
    (iii) the repurchase by the Company of 125,000 shares of Class A Common Stock originally issued to Angent in April 1998 for $31,250. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

(3) Adjusted to (i) give effect to the sale of 400,000 shares of Class A Common Stock offered hereby at an assumed initial public offering price of $5.80 per share after deducting estimated offering expenses of $741,800, (ii) includes a $75,000 fee payable by the Company to the Representative upon closing of this offering pursuant to a two year consulting agreement between them and (iii) includes repayment of $475,000 of notes payable and $25,000 of advances to officers after offering. See "Use of Proceeds." No effect has been given to the exercise of (i) the Underwriter's over-allotment option,
    (ii) the Representative's Warrants, or (iii) the Bridge Warrants. See "Underwriting" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                  RISK FACTORS

    THE SECURITIES OFFERED HEREBY ARE SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK AND SUBSTANTIAL DILUTION, AND SHOULD NOT BE PURCHASED BY PERSONS WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY THE FOLLOWING FACTORS AS WELL AS OTHER INFORMATION IN THIS PROSPECTUS, INCLUDING THE INFORMATION CONTAINED IN THE FINANCIAL STATEMENTS HEREIN, PRIOR TO PURCHASING THE SECURITIES.

LACK OF CASH

    The Company does not presently have adequate cash from operations or financing activities to meet either its short-term or long-term needs. In addition, the Company's obligation to repay $375,000 of bridge debt matured on September 30, 1998 or October 15, 1998, an additional $225,000 of bridge debt will become due within five business days of the closing of an initial public offering and an additional $250,000 is due April 9, 1999. The Company has not paid any of its employees since October 1998. The Company is indebted to its employees, exclusive of Messrs. Berger and Dodrill, in the approximate aggregate amount of $450,000. The Company has had discussions with its current and former employees which it has not paid in an attempt to formulate a repayment plan, which discussions have included a proposal by the Company to pay such persons an amount in excess of the sums due to such persons, which additional amount may be paid to such persons in the form of equity. The Company anticipates that the additional equity payment will not exceed an aggregate value of $300,000. The Company does not have sufficient cash to repay all of these obligations. The Company expects to repay a portion of this debt from the proceeds of this offering. See "Use of Proceeds." If this offering is not successful, the Company expects that it will seek alternative private financing or seek to sell the Company if an interested buyer can be found. If no alternative private financing can be secured and no buyer can be found, the Company expects that it will seek protection from its creditors under the applicable bankruptcy laws.

PRECARIOUS FINANCIAL CONDITION

    For the year ended January 31, 1998, the Company incurred net losses of $4,693,651, and for the nine months ended October 31, 1998, the Company incurred net losses of $5,204,757. As of October 31, 1998, the Company had $73 in cash and an accumulated deficit of $12,276,960. The Company's current liabilities, as of such date, aggregated $10,287,894 and exceeded the Company's current assets by $9,903,931. Subsequent to October 31, 1998, holders of Notes representing an aggregate of $6,121,284 of principal and accrued interest have executed an agreement with the Company to convert their debt to equity in the Company at the rate of $5.00 of debt for one share of Common Stock and one Warrant. The Company does not presently have adequate cash from operations to meet either its long term or short term needs. In order to meet its needs for cash to fund its operations, the Company must obtain additional financing. The Company is currently in default under a number of its arrangements, agreements and instruments with creditors. If this Offering is not successful or if the Company is unable to obtain significant additional financing, it may be obligated to seek protection from its creditors under the bankruptcy laws and the existing stockholders may lose their investment. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources"; and the financial statements and notes thereto included elsewhere in this Prospectus.

ABILITY TO CONTINUE AS A GOING CONCERN

    The Company's independent certified public accountants have issued their report dated June 9, 1998 on the financial statements of the Company as of January 31, 1998 and for the year then ended, which includes an explanatory paragraph expressing substantial doubt about the Company's ability to continue as a going concern. Among the reasons cited by the independent certified public accountants as raising substantial doubt as to the Company's ability to continue as a going concern are the following: the Company has suffered recurring losses and negative cash flows from operations through January 31, 1998, has a shareholders' deficit and working capital deficiency as of January 31, 1998, and is dependent on raising additional financing in order to fund its existing level of operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. If this Offering is not successful or if the Company is unable to secure significant additional financing, it may be obliged to seek protection under the bankruptcy laws and the stockholders may lose their investment. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources"; and the financial statements and notes thereto included elsewhere in this Prospectus.

HISTORY OF LOSSES; ANTICIPATION OF FUTURE LOSSES

    The Company has incurred operating losses since its inception and had an accumulated deficit of $12,276,960 as of October 31, 1998. The Company incurred a net loss of $4,693,651 for the twelve months ended January 31, 1998, as compared with a net loss of $2,378,552 for the period ended January 31, 1997. The Company incurred a net loss of $5,204,757 for the nine months ended October 31, 1998, as compared with a net loss of $2,843,626 for the nine months ended October 31, 1997. Such losses have resulted principally from expenses incurred from general and administrative costs, research and development and marketing costs incurred during the Company's development efforts. The continued development of the Company's business will require the commitment of substantial resources to establish sales and marketing capabilities. The amount of net losses and the time required by the Company to reach sustained profitability are highly uncertain, and to achieve profitability the Company must, among other things, successfully establish sales and marketing capabilities by itself or with third parties. There is no assurance that the Company will ever generate substantial revenues from its products or achieve profitability. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

LACK OF EXPERIENCE OF MANAGEMENT

    The Company is substantially dependent on the efforts of its founders and principal officers. The Company was founded in 1996 and only entered the market for premium-priced golf products in the Fall of 1997. Management has no proven record of success in designing, marketing or manufacturing retail products. The golf market is a highly competitive market for personnel and new personnel could be costly in terms of cash compensation or equity necessary to attract them to the Company or may not be available to the Company on any terms. The Company currently has no employment contracts or non-competition agreements with, nor does it carry key man life insurance for, any of its founders or principal officers.

DEPENDENCE ON OFFERING PROCEEDS

    The Company's capital requirements have been and will continue to be significant. The Company is dependent on and intends to use a substantial portion of the proceeds of this Offering and cash from operations to fund purchases of inventory and implement its marketing strategies including the production of an infomercial. The Company also plans to use approximately $500,000 of the proceeds of this Offering to repay indebtedness. See "Use of Proceeds." In the event that the Company's plans change, its assumptions change or prove to be inaccurate or if the proceeds of this Offering or cash flows otherwise prove to be insufficient to fund operations (due to unanticipated expenses, delays, problems, difficulties or otherwise), the Company will be required to minimize cash expenditures and/or obtain additional financing in order to support its plan of operations. The Company has no current arrangements with respect to, or sources of, additional financing and there can be no assurance that any additional financing will be available to the Company on acceptable terms, or at all. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

LIMITED HISTORY

    The Company has a limited operating and financial history for potential investors to consider in assessing the advisability of an investment in the Company. The Company must, therefore, be considered to be subject to all of the risks inherent in the establishment of a new business enterprise, including the absence of any significant operating history, any significant revenues, losses from continuing operations and the presence of outstanding payables and significant commitments, along with the uncertainties of the development and marketing of new products. The Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered by new businesses in a highly competitive industry. To date the Company has achieved limited sales and during the year ended January 31, 1998 the Company incurred losses of $4,693,651 on revenues of $741,120. To address these risks, the Company must, among other things, successfully increase the scope of its operations, respond to competitive and technological developments, continue to attract, retain and motivate qualified personnel and continue to develop and obtain market acceptance of its products. There can be no assurance that the Company will be successful in addressing these risks and challenges. See "-- Lack of Experience of Management."

LITIGATION

    The Company has received a letter from Tatsuya Saito requesting that the Company review its TEGRA line of clubs in view of a patent issued to him on July 12, 1994 (the "Saito Patent"). The Saito Patent covers certain aspects of a club head and hosel, including the positioning of the hosel inset relative to the club head. The Company has referred this request to independent outside patent counsel. The Company does not believe that the TEGRA line of clubs infringes any of the claims of the Saito Patent; however, there can be no assurance that a court will not conclude that one or more of the Company's products does not infringe the Saito Patent, or any other patent. If Mr. Saito is successful in asserting his patent, it could require the Company to alter or withdraw existing products, delay or prevent the introduction of new products, or force the Company to pay damages if the products have been introduced. See "-- Intellectual Property" and "Business -- Legal Proceedings."

    The Company is a defendant in a lawsuit filed by Vardon Golf Company, Inc. ("Vardon") asserting that the Company's TEGRA woods and irons infringe one of the claims of its patent issued on April 12, 1994 (the "Vardon Patent"). The Vardon Patent includes claims directed to a number of aspects of a golf club head and hosel, including claims directed to an extended radius of gyration, which includes an aspect of the club head extending behind the hosel. Vardon filed a complaint in the Northern District of Illinois, Eastern Division, on May 13, 1998, in which Vardon alleges that six companies have manufactured, sold, offered to sell and distributed in the United States, specifically in the Northern District of Illinois, wood-type and iron golf club products that are covered by at least one claim of the Vardon Patent and a related design patent. The Company does not believe that the TEGRA line of clubs infringes any of the claims of these patents and the Company is in the process of preparing a response to the complaint; however, there can be no assurance that a court will not conclude that the Company does not infringe one or the other of these patents, or both. If Vardon is successful in asserting its patent, it could require the Company to alter or withdraw existing products, delay or prevent the introduction of new products, or force the Company to pay damages if the products have been introduced. See "-- Intellectual Property" and "Business -- Legal Proceedings."

    The Company was the defendant in a lawsuit filed by TBWA Chiat/Day Inc. ("Chiat") in the Supreme Court of the State of New York on July 6, 1998 alleging breach of contract for advertising services and that certain fees and expenses in an amount of approximately $200,000 incurred by Chiat had not been paid by the Company. The Company and Chiat have reached a settlement agreement in this lawsuit pursuant to which the Company has agreed to pay Chiat $155,000. The Company is currently in default of such settlement payment. See "Business -- Legal Proceedings."

    From time to time the Company has been threatened with, or named as a defendant in, lawsuits in the ordinary course of its business. The Company's management does not believe that any of these lawsuits are material. There can be no assurance that one or more future lawsuits, if decided adversely to the Company, would not have a material adverse effect on the Company's business, financial condition and results of operations.

ARGENT LITIGATION

    The Company has been named as a defendant, together with May Davis Group ("May Davis"), in a litigation brought in the United States District Court, Southern District of New York on December 11, 1998 (Case Number 98CIV. 8772) brought by Argent Securities, Inc. ("Argent"). Argent alleges that the Company has breached a letter of intent with Argent whereby Argent was to act as the underwriter of the Company's initial public offering of securities as well as a Private Placement Agreement whereby Argent was to act as the placement agent of the Company's private placement of securities. The complaint alleges that the Argent is owed $20,557 by the Company for expenses and $1.5 million by the Company for services performed by Argent for the benefit of the Company. The complaint further alleges that May Davis was instrumental in interfering with these contracts and Argent is seeking $1.5 million in damages from May Davis as damages caused by such alleged tortious interference. Finally Argent is claiming $1.5 million in damages against both the Company and May Davis, jointly and severally, which is to equal lost revenues and future profits of Argent. The Company believes these claims are without merit and intends to vigorously defend itself against these claims. In the event the parties cannot resolve this matter, the Company is also considering bringing counter claims against Argent. There can be no assurance however, that the Company will be successful in defending itself against these claims and if the Company were to lose such litigation it would have a materially adverse effect on the Company and its ability to continue operations.

POTENTIAL LAWSUIT FROM IAN WOOSNAM

    The Company had extensive negotiations with an entity representing professional golfer Ian Woosnam for in excess of one year in an attempt to reach an agreement on the terms of a long term endorsement contract under which Mr. Woosnam would endorse Tegra golf equipment, apparel and accessories. While these negotiations were ongoing, Mr. Woosnam used Tegra golf equipment, apparel and accessories while competing on the US and European PGA Tours. The Company and Mr. Woosnam have been unable to reach agreement on the terms of the endorsement contract and at this time negotiations have stopped. The Company has made offers to Mr. Woosnam in an attempt to compensate Mr. Woosnam for the value of the services he rendered during 1998. Should the Company and Mr. Woosnam be unable to amicably reach an agreement regarding the value of the services rendered by Mr. Woosnam, Mr. Woosnam may decide to pursue legal action against the Company. In the event that Mr. Woosnam does file a lawsuit against the Company, the Company will assert its defenses vigorously; however, no assurance can be made that the Company will prevail or as to the damages which a court may assess against the Company if Mr. Woosnam were to prevail in any such action.

DEPENDENCE ON PRODUCT INTRODUCTION

    The Company believes that the introduction of new, innovative golf clubs will be crucial to its future success. Prior to reducing operations as a result of cash flow needs, the Company had just begun to sell products to retailers. There can be no assurance that the Company's newly developed products will be accepted by consumers or preferred by consumers over other companies' products. There can also be no assurance that the Company will successfully develop new products. New models and basic design changes are frequently introduced into the golf club market but often meet with consumer rejection. Failure by the Company to identify and develop products that achieve widespread market acceptance would adversely affect the Company's future growth and profitability. Additionally, successful technologies, designs and product concepts are likely to be copied by competitors. Accordingly, the Company's operating results could fluctuate as a result of the amount, timing and market acceptance of new product introductions by the Company or its competitors.

    In addition the Company plans to introduce new apparel and accessories. Prior to reducing operations as a result of cash flow needs, the Company had only recently begun to sell some of these products to retailers. There can be no assurance that the Company's apparel and accessories will be accepted by consumers. There can also be no assurance that the Company will be able to design or sell new apparel and accessories in the future. Failure of the Company's current and planned apparel and accessories would adversely affect the Company's future growth and profitability.

POTENTIAL CHANGES IN USGA REGULATIONS

    The design of new golf clubs is also greatly influenced by rules and interpretations of the United States Golf Association ("USGA"). Although the golf equipment standards established by the USGA generally apply only to competitive events sanctioned by that organization, it has become critical for designers of new clubs to assure compliance with USGA Rules. The Company has received an authorization letter from the USGA stating that the Tegra irons and titanium metal woods conform with USGA Rules. Although the Company believes that all future clubs designed by the Company will conform with USGA Rules, no assurance can be given that any new products will receive confirmation of such. In the past, the USGA has made changes in the rules and regulations governing golf equipment. No assurance can be given that it will not do so in the future, any such action by the USGA which changes the rules regarding golf equipment could have a material adverse effect on the Company.

INTELLECTUAL PROPERTY

    TRADEMARKS. The Company has applied in the United States for registration of the following marks: TEGRA, TEGRA T (and design), T (and design), GOLF FIRST, INVISIBLE INSET HOSEL, and NEMESIS. The Company has only applied to register the mark TEGRA outside the U.S., and has only sought to register that mark in Canada, the United Kingdom, Japan and Taiwan. The Company has received notices of allowance from the U.S. Patent and Trademark Office ("PTO") for the marks TEGRA, TEGRA T (and design), T (and design), and NEMESIS. While the Company has undertaken U.S. trademark searches through standard trademark search channels for some of the marks for which the Company seeks registration and the search results reveal that these marks appear to be available for use and registration in the U.S. in connection with golf clubs and some golf accessories and golf related apparel, no assurance can be given that such searches uncovered all existing or potentially conflicting marks. Outside the U.S., the Company has not undertaken any trademark searches to determine whether any of these marks is available for use or registration in connection with golf clubs, golf accessories or golf related apparel.

    No assurances can be given that any or all of the Company's applications for these trademark registrations will be granted. Additionally, no assurances can be given that any issued trademark registrations will give the Company exclusive rights to use the marks with respect to all of the goods or services the Company may propose to sell. The Company does not plan to introduce any product which is covered by any third party U.S. or foreign trademark, registration or trademark rights known to the Company. To date, there have been no interruptions in the Company's business as the result of any claim of infringement. However, no assurance can be given that the Company will not be adversely affected by the assertion of intellectual property rights belonging to others. The effects of such assertions could include requiring the Company to alter or withdraw existing trademarks or products delaying or preventing the introduction of products, or forcing the Company to pay damages if the products have been introduced.

    PATENTS. The Company has filed an application for a United States patent claiming certain elements of the Company's Tegra line of inset woods and irons, and the Company has filed a Patent Cooperation

Treaty patent application, designating all countries, that is based on such United States patent application. Based on the results of a patent search conducted by outside patent counsel, the Company is of the view that various aspects of the Tegra line of woods and irons may be patentable, but no assurance can be given that any of the foregoing patent applications or any future application for a utility or design patent will be granted by the U.S. PTO or any other PTO or, if a patent issues, as to the scope of any patent that might issue, or that any such patent will prevent misappropriation or duplication of the Company's products or similar products by competitors, or that the Company will have the rights or resources to commercialize products on the basis of any new patents. There can be no assurance that any issued patents will provide the Company with significant competitive advantages, or that challenges will not be instituted against the validity or enforceability of any patents owned by the Company or, if instituted, that such challenges will not be successful. The cost of litigation to uphold the validity of a patent and prevent infringement can be very substantial and could be beyond the Company's financial means, even if the Company could otherwise prevail in such litigation. Furthermore, there can be no assurance that others will not independently develop similar designs or technologies, duplicate the Company's designs and technologies or design around the patented aspects of the Company's technology.

    There are numerous patents granted with respect to golf technology, and the Company cannot provide any assurances that any particular product of the Company will not infringe any issued patent or any patent that issues in the future from an application that is currently pending with any of the PTOs, or will not infringe any other right of any third party. As stated in "Risk Factors--Litigation", the Company has been notified by certain parties that the Tegra brand products infringe on patents held by such parties. To date, there have been no interruptions in the Company's business as the result of any claim of patent infringement. However, no assurance can be given that the Company will not be adversely affected by the assertion of intellectual property rights belonging to others. The Company has not obtained an opinion from its patent counsel that the Company's products do not infringe on the rights of others. The effects of assertion of patent rights of third parties could include requiring the Company to alter or withdraw existing products, delaying or preventing the introduction of products, or forcing the Company to pay damages if the products have been introduced. See "-- Litigation" and "Business -- Legal Proceedings."

GLOBAL ESTABLISHMENT OF TEGRA-TM- BRAND

    The Company's business strategy includes the global use of the TEGRA brand name. Successfully implementing this strategy requires that the Company create recognition of the TEGRA brand, which is new to the golf industry and establish trademark rights in the TEGRA and TEGRA T (and design) marks. Implementing this strategy requires the commitment of substantial financial resources. There can be no assurance that the proceeds of this Offering will be sufficient to implement this strategy or that the Company will be able to obtain any additional financing on acceptable terms or at all.

RISK OF RETAILERS' REFUSAL TO PLACE OR MAINTAIN TEGRA RETAIL ENVIRONMENTS

    A component of the Company's corporate strategy is the installation of TREs within stores of the Company's targeted Tegra retailers. There can be no assurance, however, that such retailers will be willing to place the TREs in their stores, or that, if such TREs are installed, their performance will meet the Company's expectations. Moreover, there can be no assurance that, if such TREs are installed, the retailers will agree to keep such TREs in place. This risk is particularly high when, as is currently the case, the Company may not have the resources to provide advertising and other marketing support to the retailers in maintaining the TREs. The Company's failure to persuade such retailers to place or keep TREs in their stores, or the failure of such TREs to perform up to their expectations, would have a material adverse effect on the Company's business.

COMPETITION

    The Company will face intense competition for customers because the golf equipment and apparel industry is highly competitive and is characterized by the frequent introduction of new products. The Company's competitors consist of several well established domestic and foreign companies, the substantial majority of which have significantly greater financial resources than the Company, longer operating histories in the golf industry, well established reputations, and marketing, distribution and service networks, larger product lines than the Company, and greater management and technical resources. Accordingly, many of these competitors will have greater financial resources to devote to areas such as advertising, marketing and club development, and consequently the cost of entry into the golf market is higher than in many markets. A manufacturer's ability to compete is in part dependent upon its ability to satisfy various subjective requirements of golfers, including the golf club's "look" and "feel" and the level of acceptance that the golf club has among professional and other golfers. Additionally, the apparel industry is driven by, among other factors, fashion considerations and no assurance can be given that the Company's designs will be accepted by consumers or preferred by consumers over other companies' products.

SOURCES OF SUPPLY

    As is the case with most golf club manufacturers, the Company will import club heads and other components from companies in Asia, including companies located in mainland China. In the event that the Company should fail to establish adequate sources of supply, lose its sources of supply for these materials and components, or experience delays in receiving delivery from such sources, the Company would sustain shortages of materials and components and incur delays in meeting delivery deadlines. The Company would also experience such difficulties in the event that any supplier was unable or unwilling to meet the Company's requirements. Any of these occurrences could have a material adverse effect on the Company's operating results. Additionally, the Company faces certain risks associated with importing goods from other countries such as the risk of currency fluctuations, government imposed quotas, work stoppages, political instability and the difficulty in enforcing contracts.

    The Company relies on a limited number of suppliers for a significant portion of the component parts used in the manufacture of its golf clubs. The Company could in the future experience shortages of components or periods of increased price pressures, which could have a material adverse effect on the Company's business, operating results or financial condition. In addition, failure to obtain adequate supplies or fulfill customer orders on a timely basis could have a material adverse effect on the Company's business, operating results or financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

SEASONALITY; DISCRETIONARY CONSUMER SPENDING

    Golf is generally regarded as a warm weather sport and accordingly, sales of golf equipment reflect a seasonality of market demand and have historically been strongest in the first and second quarters of each year with the weakest sales occurring during the fourth quarter. Due to the seasonality of the industry, results from any one or more quarters are not necessarily indicative of annual results or continuing trends. Additionally, quarterly results may vary from year to year due to the timing of new product introductions by both the Company and its competitors, advertising expenditures, promotional periods; competitive pressures resulting in lower than expected average selling prices; and the volume of orders that are received and that can be fulfilled in a quarter. Additionally, due to the outdoor nature of the sport, golf sales are influenced by the weather and inclement or unseasonable weather conditions can adversely affect the Company's operating results. In addition, sales of golf clubs are dependent on discretionary consumer spending, which may be affected by general economic conditions. A decrease in consumer spending generally could result in decreased spending on golf equipment, which could have a material adverse effect on the Company's business, operating results and financial condition. Any one or more of the above factors could result in the Company failing to achieve its expectations as to future sales or net income.

    Because in the short term most operating expenses are relatively fixed, the Company may be unable to adjust spending sufficiently in a timely manner to compensate in the event of any unexpected sales shortfall. Any such failure by the Company could materially adversely affect quarterly results of operations. If technological advances by competitors or other competitive factors require the Company to invest significantly greater resources than anticipated in research and development or sales and marketing efforts, the Company's business, operating results or financial condition could be materially adversely affected. Accordingly, the Company believes that comparisons of its results of operations on a period to period basis should not be relied upon as an indication of future performance. Additionally, the results on any quarter are not indicative of results to be expected for a full fiscal year. Fluctuations in operating results or any of the numerous other factors discussed above or below may result in certain future quarters in the Company's results of operations may be below the expectations of public market analysts or investors. In these events, the market price of the Common Stock and Warrants would be materially adversely affected.

RESPONSIBILITY FOR MARKDOWNS

    In the apparel industry, the prices of products that are not sold by retailers in a timely manner are often marked down. It is customary in the industry for the seller of such products to share markdown costs with the retailers and the Company anticipates that it will share such costs with, to the extent they are incurred by, its major customers in order to maintain its relationships with such customers.

POTENTIAL ACQUISITIONS

    The Company may in the future pursue acquisitions of complementary services or businesses. Future acquisitions may result in potentially dilutive issuances of equity securities, the incurrence of additional debt, the write-off of costs, and the amortization of expenses related to goodwill and other intangible assets, all of which could have a material adverse effect on the Company's business, operating results and financial condition. Future acquisitions would involve numerous additional risks, including difficulties in the assimilation of the operations, services and personnel of the acquired company, the diversion of management's attention from other business concerns, entering markets in which the Company has little or no direct prior experience and the potential loss of key employees of the acquired company. The Company has not consummated any acquisitions and currently has no agreements or understandings with regard to any acquisitions. Shareholders will not vote on any potential acquisitions (unless required by NASDAQ regulations or applicable law) nor have the opportunity to review any potential acquisition candidate. See "-- Representative's Influence Over Potential Future Capital Financing."

BROAD MANAGEMENT DISCRETION IN USE OF PROCEEDS

    The Company intends to use the net proceeds of the Offering for working capital and general corporate purposes, including potential acquisitions. Accordingly, the Company will have broad discretion with respect to the use of the net proceeds of the Offering. Purchasers of Common Stock in the Offering will not have the opportunity to evaluate the economic, financial or other information that the Company will use to determine the application of such proceeds. See "Use of Proceeds."

    POSSIBLE ADVERSE EFFECT OF "PENNY STOCK" RULES ON LIQUIDITY FOR THE COMPANY'S SECURITIES. Rule 3a51-1 under the Exchange Act categorizes any equity security as a "penny stock" except in limited circumstances, including where the equity security has a price of $5.00 per share or more (excluding any broker or dealer commission, commission equivalent, mark-up or mark-down), where the security is registered on a qualified national securities exchange or is a reported security or where the issuer has net tangible assets (equal to total assets less intangible assets and liabilities) exceeding $2,000,000 (as demonstrated by financial statements dated less than 15 months prior to the date of the transaction in question) and the issuer has been in continuous operation for at least three years. Further, a security which is a unit composed of one or more securities is not a penny stock under Rule 3a51-1 if the unit price divided by the number of component shares of the unit that are not warrants is $5.00 per share or more (excluding any broker or dealer commission, commission equivalent, mark-up or mark-down) and any warrant component of the unit has an exercise price of $5.00 per share or more. Rule 15g-9 under the Exchange Act imposes sales practice requirements of broker-dealers which sell penny stocks to person other than established customers (as defined in Rule 15g-9) or in other limited circumstances, including requiring the broker-dealer, prior to any transaction in a penny stock, to make a special suitability determination for the purchaser, to receive the purchaser's written agreement to the transaction and to deliver a disclosure statement respecting the penny stock rules.

    The initial public offering price of the Common Stock will be sufficiently high such that the Common Stock will not initially be a "penny stock".

    However, there can be no assurance that, or when, the Company will be able to demonstrate sufficiently that it has net tangible assets exceeding $2,000,000 or that the price of the Common Stock will remain above $5.00 per share prior to the Company doing so, if at all. Therefore, since the Common Stock will not initially be registered on a qualified national securities exchange or be reported securities, there can be no assurance that the Common Stock will qualify for exemption from the penny stock rules. If the Company's securities become subject to the penny stock rules, the ability or willingness of broker-dealers to sell or make a market in the Company's securities may be adversely affected, the ability of purchasers in this offering to sell in the secondary market any of the Securities acquired hereby may be adversely affected and the market liquidity of the Company's securities could be adversely affected.

    LIMITS ON SECONDARY TRADING; POSSIBLE ILLIQUIDITY OF TRADING MARKET. The Company anticipates that the Common Stock will be quoted on the OTC Electronic Bulletin Board, which is a significantly less liquid market than the Nasdaq SmallCap Market of other stock exchanges. If, at a future date, the Company becomes able to satisfy the quantitative and other listing requirements for listing of the Common Stock on the Nasdaq SmallCap Market or another stock exchange, the Company may apply for such listing, although there can be no assurance that the Company will apply for any such listing or that its application would be accepted. As a result of the Common Stock being quoted on the OTC Electronic Bulletin Board, an investor may find it more difficult to dispose of, or to obtain accurate quotations as to the price of, the Common Stock than if those securities were listed on the Nasdaq SmallCap Market or another stock exchange.

    Under the blue sky laws of most states, public sales of Common Stock after this offering by persons other than the Company in "nonissuer transactions" must either be qualified under applicable blue sky laws, or exempt from such qualification requirements. Applicable exemptions for secondary trading of the Common Stock may differ from state to state depending on the particular statutes and regulations of that state. In many states, secondary trading will be permitted only so long as information about the Company is published in a recognized manual such as manuals published by Moody's Investor Service or Standard & Poor's Corporation. The Company has applied for listing in a recognized manual and will attempt to be so listed as soon after the closing of this offering as reasonably practicable, but secondary trading in many states will be restricted for some period of time after the date of this Prospectus.

PAYMENTS TO AFFILIATES

    The Company plans to use approximately $25,000 from the proceeds of the Offering to repay loans to Everette Hinson the Company's Vice President of Finance. See "Use of Proceeds" and "Certain Transactions."

RISKS ASSOCIATED TO A LACK OF INDEPENDENT DIRECTORS

    As of the date of this Prospectus, the Company has no independent directors. The Company has identified two persons who have indicated their willingness to serve as directors and the Company presently intends to undertake to appoint such persons upon the completion of the Offering. The

Company anticipates that such independent directors will serve on the Audit Committee and the Compensation Committee. In the absence of independent directors, however, none of the ongoing transactions, or past transactions which are now closed, between the Company and its affiliates were approved by independent directors and, until such independent directors are appointed, any future transactions between the Company and its affiliates will continue to be approved by directors who are also officers of the Company. See "Certain Transactions."

CONTROL BY MANAGEMENT AND PRINCIPAL STOCKHOLDERS

    Upon completion of this Offering, Messrs. Berger and Dodrill will own 100% of the outstanding Class B Common Stock which together with their shares of Class A Common Stock and presently exercisable options represents approximately 45.8% of the outstanding Class A and Class B Common Stock of the Company, assuming no exercise of options, warrants or the over-allotment option. Although no voting arrangement exists among them, the Company's principal stockholders and current management will, as a practical matter, be able to control the outcome of most matters submitted for shareholder approval including the election of directors and amendments to the Company's Certificate of Incorporation and otherwise direct the affairs of the Company. See "Principal and Selling Shareholders."

FUTURE SALES OF CLASS A COMMON STOCK PURSUANT TO RULE 144

    The 3,634,028 shares of Class A and Class B Common Stock issued prior to this Offering are "restricted securities" as that term is defined by Rule 144 under the Securities Act, and in the future, may be sold in compliance with Rule 144 or pursuant to an effective registration statement. Pursuant to Rule 144, a person who has beneficially owned restricted securities for a period of one year may, every three months, sell in brokerage transactions an amount that does not exceed the greater of (i) 1% of the outstanding number of shares of a particular class of such securities or (ii) the average weekly trading volume in such securities on all national exchanges and/or reported through the automated quotation system of a registered securities association during the four weeks prior to the filing of a notice of sale by a securities holder. In the future, sales of restricted stock pursuant to Rule 144 may have an adverse effect on the market price of the Company's Class A Common Stock should a public trading market develop for such shares.

    Prior to this Offering, there has been no market for the Class A Common Stock. The Company can make no prediction as to the effect, if any, that sales of shares of Class A Common Stock, or the availability of such shares for sale, will have on the market price of Class A Common Stock prevailing from time to time. Nevertheless, sales of substantial amounts of Class A Common Stock in the public market could adversely affect prevailing market prices.

SUBSTANTIAL SHARES OF CLASS A COMMON STOCK RESERVED FOR ISSUANCE PURSUANT TO
  STOCK OPTION PLAN

    The Company has reserved 1,150,000 and 800,000 shares of Class A Common Stock for issuance to employees, officers, directors, and consultants pursuant to option exercises under the Company's 1996 Incentive and Non-qualified Stock Option Plan and the Company's 1998 Incentive and Non-qualified Stock Option Plan, respectively. To date, the Company has granted options to purchase a total of 781,309 shares of Class A Common Stock, at prices ranging from $0.225 to $9.20 per share. The existence of these options may be perceived as an overhang on the market and therefor may prove to be a hindrance to the Company's future equity financing. Sales in the public market of substantial amounts of Class A Common Stock, or the perception that such sales could occur, could depress prevailing market prices for the Class A Common Stock. See "Management -- Stock Option Plans," "Certain Transactions" and "Underwriting."

POSSIBLE ISSUANCE OF PREFERRED STOCK

    The Company's Certificate of Incorporation authorizes the issuance of up to 5,000,000 shares of preferred stock, $0.01 par value per share ("Preferred Stock"), with designations, rights, and preferences determined from time to time by its Board of Directors. Accordingly, the Company's Board of Directors is empowered, without stockholder approval, to issue Preferred Stock with dividends, liquidation, conversion, voting, or other rights that could adversely affect the voting power or other rights of the holders of Class A Common Stock. In the event of issuance, the Preferred Stock could be used, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company. See "-- Representative's Influence Over Potential Future Capital Financing" and "Description of Securities."

SUBSTANTIAL DILUTION; DISPROPORTIONATE CONSIDERATION PAID BY NEW SHAREHOLDERS

    Based upon the net tangible book value of the Company at October 31, 1998, investors in this Offering will suffer an immediate and substantial dilution of their investment of approximately $6.23 or 107.4% in net tangible book value per share. The cash consideration paid by new investors in this Offering is 21.65% of the total consideration paid for the securities of the Company that will be outstanding after this Offering. To the extent outstanding options or warrants to purchase the Company's Class A Common Stock are exercised, there will be further dilution. See "Dilution."

LACK OF PRIOR MARKET FOR THE CLASS A COMMON STOCK

    Prior to this Offering, there has been no public trading market for the Class A Common Stock and there can be no assurances that a public trading market for the Class A Common Stock will develop or, if developed, will be sustained. Although the Company intends to list the Class A Common Stock on The OTC Bulletin Board, there can be no assurance that a regular trading market will develop for the Class A Common Stock offered hereby, or, if developed, that it will be maintained. If for any reason the Company fails to maintain sufficient qualifications for continued listing on The OTC Bulletin Board or a public trading market does not develop, purchasers of the Class A Common Stock may have difficulty selling their Class A Common Stock should they desire to do so.

ARBITRARY DETERMINATION OF OFFERING PRICE

    The initial public offering price of the Common Stock has been determined by negotiations between the Company and the Representative and do not necessarily bear any relationship to the Company's assets, net worth or results of operations, or any other established criteria of value. The offering price set forth on the cover page of this Prospectus should not be considered an indication of the actual value of the Common Stock offered hereby. After completion of this offering, such price may vary as a result of market conditions and other factors. See "Description of Securities" and "Underwriting."

REPRESENTATIVE'S WARRANTS

    In connection with the Offering, the Company will sell to the Representative, for nominal consideration, warrants to purchase an aggregate of 40,000 shares of Class A Common Stock. The Representative's Warrants will be exercisable for a period of four years, commencing one year after the effective date of the Registration Statement of which this Prospectus is a part, at an exercise price of 165% of the initial public offering price of the Class A Common Stock. The holder of the Representative's Warrants will have the opportunity to profit from a rise in the market price of the Securities, if any, without assuming the risk of ownership. The Company may find it more difficult to raise additional equity capital if it should be needed for the business of the Company while the Representative's Warrants are outstanding. At any time when the holder thereof might be expected to exercise them, the Company would probably be able to obtain additional capital on terms more favorable than those provided by the Representative's Warrants.

    The Representative has demand and "piggyback" registration rights with respect to the Class A Common Stock owned by the Representative, the Representative's Warrants and the Class A Common Stock issuable upon exercise of the Representative's Warrants. Any future exercise of these registration rights may cause the Company to incur substantial expense and could impair the Company's ability to raise capital through the public sale of its securities. See "Dilution," "Shares Available for Future Sale" and "Underwriting."

NO DIVIDENDS ANTICIPATED

    The Company has never paid any dividends. It expects that it will retain its earnings, if any, for the foreseeable future to finance its operations and will not pay dividends to investors.

LIMITED LIABILITY OF DIRECTORS

    As permitted by the Delaware General Corporation Law, the Company's Certificate of Incorporation eliminated personal liability of a director to the Company and its stockholders for monetary damages for breach of fiduciary duty as a director, except in certain circumstances. Accordingly, stockholders may have limited rights to recover money damages against the Company's directors for breach of fiduciary duty.

                                USE OF PROCEEDS

    The net proceeds (after deducting certain expenses which include a prepayment of $75,000 in fees owed by the Company to the Underwriter in connection with a two-year consulting agreement between them) to be received by the Company from the sale of the shares of Class A Common Stock offered by the Company hereby are estimated at approximately $1,578,200, based on an assumed initial public offering price of $5.80 per share (approximately $1,886,180 if the Underwriters' over-allotment option is exercised in full). The Company expects such net proceeds (assuming no exercise of the Underwriters' over-allotment option) to be utilized in approximately the manner set forth in the following table:

                                                                                           APPROXIMATE PERCENTAGE
                                                                           APPROXIMATE               OF
APPLICATION OF PROCEEDS                                                   DOLLAR AMOUNT         NET PROCEEDS
------------------------------------------------------------------------  --------------  ------------------------
Repayment of existing debt (1)..........................................   $    500,000               31.7%
Advertising and Marketing (2)...........................................        500,000               31.7%
Purchase of Inventory (3)...............................................        200,000               12.7%
Working capital and general corporate purposes (4)......................        378,200               24.0%
                                                                          --------------           --------
    Total...............................................................   $  1,578,200              100.0%
                                                                          --------------           --------
                                                                          --------------           --------

--------------------------

(1) Of the $500,000 of Company debt to be repaid, $225,000 will be used to repay $225,000 in bridge financing loaned at interest rates between 10% and 12% per annum on or about January, 1999; $25,000 will be used to repay Everette Hinson, a Company affiliate, which was loaned on or about August, 1998 at an interest rate of 12.5%; the remainder will be used to negotiate settlements of $625,000 of indebtedness consisting of $375,000 of bridge debts which matured either on September 30, 1998 or October 15, 1998 and $250,000 of debt that matures on April 9, 1999. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Certain Transactions."

(2) Of the $500,000 allocated for advertising and marketing, approximately $350,000 will be used in the production of a Tegra driver infomercial and related marketing materials; $100,000 will be used for the initial purchase of media time; and $50,000 will be used on tour endorsements.

(3) The $200,000 for the purchase of inventory will be primarily spent on the production of Tegra drivers.

(4) Includes payroll and benefits, rent, utilities, acquisition of inventory, distribution costs, manufacturing costs, advertising costs, other overhead expenses and prepaid expenses to underwriters.

    If the Underwriters exercise the over-allotment option in full, the Company will realize additional net proceeds of approximately $307,980, which will be added to the Company's working capital.

    The allocation of proceeds described in "Use of Proceeds" represents the Company's best estimate of its allocation based upon the current state of its business, operations and plans, current business conditions and the Company's evaluation of its industry. Future events, including problems, delays, expenses and complications which may be encountered, changes in economic or competitive conditions and the result of the Company's sales and marketing activities may make shifts in the allocation of funds necessarily desirable. Management of the Company will have broad discretion in the application of substantially all of such proceeds. See "Risk Factors."

    The Company's financial requirements will depend upon, among other things, the growth rate of the Company's business, the amount of cash flow generated by operations and the company's ability to borrow funds to produce inventory or for working capital purposes. Should the Company require additional debt or equity financing to support its operations, there can be no assurance that such additional financing will be available to the Company on commercially reasonable terms, or at all.

    Proceeds not immediately required for the purposes described above will be invested principally in United States government securities, short term certificates of deposit, money market funds or other short-term interest bearing investments.

    The Company anticipates that the proceeds, if any, received from any exercise of the Underwriters' Warrants will be utilized for working capital and other corporate purposes.

                                    DILUTION

    The difference between the initial public offering price per share of Class A Common Stock and the pro forma net tangible book value per share of Class A Common Stock after this Offering constitutes the dilution to investors in this Offering. Net tangible book value per share is determined by dividing the net tangible book value of the Company (total assets less intangible assets and liabilities) by the total number of shares of Class A and Class B Common Stock outstanding.

    At October 31, 1998 the net tangible deficit of the Company was ($9,552,263), or approximately ($3.80) per share. After October 31, 1998, the Company effected an exchange of an aggregate of $6,121,284 principal amount of indebtedness plus accrued interest (of which $25,003 was accrued subsequent to October 31, 1998 on a pro forma basis) for an aggregate of 1,224,257 shares of Class A Common Stock and issued 18,000 shares of Class A Common Stock in connection with $225,000 of indebtedness incurred after October 31, 1998, and agreed to repurchase 125,000 shares of Class A Common Stock for $31,250 which resulted in a decrease in net tangible deficit of $6,155,031 or $2.86 per share. After giving effect to the sale by the Company of the 400,000 shares of Class A Common Stock in this Offering (at an offering price of $5.80 per share) and the Company's use of the estimated net proceeds therefrom as set forth under "Use of Proceeds," the pro forma net tangible deficit of the Company at October 31, 1998 would have been ($1,744,032) or approximately ($0.43) per share. This represents an immediate pro forma decrease in net tangible deficit of $0.50 per share to the Company's present shareholders attributable to new investors and an immediate pro forma dilution of $6.23 per share to the purchasers of shares of Class A Common Stock in this Offering. The following table illustrates this per share dilution:

Initial public offering price (per share of Class A Common Stock)
  (1)...............................................................             $    5.80
Net tangible deficit per share at October 31, 1998..................  ($   3.80)
Decrease in net tangible deficit attributable to exchange of indebtedness and additional share issuance and repurchase of
  shares............................................................  $    2.86
Decrease in net tangible deficit attributable to shares offered
  hereby............................................................  $     .50
                                                                      ---------
Pro forma net tangible deficit per share after the Offering.........             ($    .43)
                                                                                 ---------
Dilution of net tangible book value per share to purchasers in this
  Offering (2)......................................................             ($   6.23)
                                                                                 ---------
                                                                                 ---------

------------------------
(1) Represents the assumed initial public offering price per share of Class A Common Stock before deduction of the underwriting discount and estimated expenses of the Offering.

(2) Assuming no exercise of the Underwriters' over-allotment option. See "Description of Securities" and "Underwriting."

    The following table sets forth on a pro forma basis as of October 31, 1998, the number and percentage of shares of Class A and Class B Common Stock issued, and the amount and percentage of consideration and average price per share paid by existing shareholders of the Company, and to be paid by purchasers pursuant to this Offering (based upon an initial public offering price of $5.80 per share of Class A Common Stock and before deducting the underwriting discount and estimated expenses of this Offering):

                                                       OWNERSHIP
                                                 ----------------------        CONSIDERATION
                                                   NUMBER                -------------------------   AVERAGE PRICE
                                                 OF SHARES    PERCENT       AMOUNT       PERCENT       PER SHARE
                                                 ----------  ----------  -------------  ----------  ---------------
Existing Shareholders(3).......................   3,634,028      90.08%  $   8,393,645       78.35%    $    2.31
New Shareholders...............................     400,000       9.92%  $   2,320,000       21.65%    $    5.80
                                                 ----------  ----------  -------------  ----------
      Total....................................   4,034,028     100.00%  $  10,713,645      100.00%    $    2.66
                                                 ----------  ----------  -------------  ----------
                                                 ----------  ----------  -------------  ----------

    The foregoing table gives effect to the sale of the shares of Class A Common Stock offered hereby and does not give effect to the exercise of the Underwriters' over-allotment option, any Warrants or the Underwriters' Warrants.

------------------------
(3) Excludes 125,000 shares of Class A Common Stock originally issued to Argent which the Company has agreed to reacquire for $31,250.

                                 CAPITALIZATION

    The following table sets forth the cash and capitalization of the Company as of October 31, 1998, the pro forma cash and capitalization of the Company as of October 31, 1998 assuming the exchange of an aggregate of $6,121,284 principal amount of indebtedness plus accrued interest (of which $25,003 was accrued subsequent to October 31, 1998 on a pro forma basis) for an aggregate of 1,224,257 shares of Class A Common Stock and 1,224,257 Warrants and the issuance of 18,000 shares of Class A Common Stock in connection with $225,000 of indebtedness incurred after October 31, 1998 and the repurchase by the Company of 125,000 Shares of Class A Common Stock for $31,250 and the pro forma cash and capitalization as adjusted giving effect to the sale by the Company of the 400,000 shares of Class A Common Stock offered hereby. The table has not been adjusted to give effect to the exercise of the Underwriter's over-allotment option, or the exercise of the Underwriters' Warrants. This table should be read in conjunction with the Financial Statements, including the notes thereto, appearing elsewhere in this Prospectus.

                                                                                                   OCTOBER 31,
                                                                 OCTOBER 31,      OCTOBER 31,         1998
                                                                    1998             1998        ---------------
                                                               ---------------  ---------------     PRO FORMA
                                                                   ACTUAL          PRO FORMA       AS ADJUSTED
                                                               ---------------  ---------------  ---------------
Cash.........................................................   $          73    $     193,823    $   1,272,023
                                                               ---------------  ---------------  ---------------
                                                               ---------------  ---------------  ---------------
Advances from officers.......................................   $     299,147    $      25,000    $    --
                                                               ---------------  ---------------  ---------------
Notes payable................................................       6,124,648          844,648          369,648
                                                               ---------------  ---------------  ---------------
Shareholders' deficit:
  Common Stock, Class A, par value $0.01 per share
    (15,000,000 shares authorized, 1,101,818 issued,
    1,051,818 outstanding; pro forma 2,344,075 issued and
    2,169,075 outstanding; as adjusted 2,744,075 issued and
    2,569,075 outstanding)...................................          11,018           23,441           27,441
  Common Stock, Class B, par value $0.01 per share (5,000,000
    shares authorized, 1,464,953 issued and outstanding).....          14,650           14,650           14,650
  Treasury Stock, 50,000 Class A shares at cost (175,000
    shares on a pro forma basis).............................         (19,300)         (50,550)         (50,500)
  Additional paid-in capital.................................       2,718,329        8,917,190       10,566,390
  Accumulated deficit........................................     (12,276,960)     (12,301,963)     (12,301,963)
                                                               ---------------  ---------------  ---------------
      Total shareholder's deficit............................      (9,552,263)      (3,397,232)      (1,744,032)
                                                               ---------------  ---------------  ---------------
      Total capitalization...................................   $  (3,128,468)   $  (2,527,584)      (1,374,384)
                                                               ---------------  ---------------  ---------------
                                                               ---------------  ---------------  ---------------

                                DIVIDEND POLICY

    The Company intends to retain any future earnings for the operation and expansion of its business and does not anticipate paying any cash dividends in the foreseeable future. Any future determination as to the payment of cash dividends will depend upon a number of factors, including the Company's earnings, capital requirements, financial condition and other factors considered relevant by the Company's Board of Directors.

                            SELECTED FINANCIAL DATA

    The following selected financial data, insofar as it relates to the period February 8, 1996 (inception) to January 31, 1998 and the year ended January 31, 1998, has been derived from the Company's financial statements, including the balance sheets at January 31, 1997 and 1998 and the related statements of operations, of changes in shareholders' deficit and of cash flows for the periods then ended, and notes thereto appearing elsewhere herein. The data for the nine months ended October 31, 1997 and 1998 has been derived from unaudited financial statements also appearing herein and which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the unaudited interim periods. The selected financial data should be read in conjunction with the "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's financial statements and notes thereto appearing elsewhere herein. The results of operations for the nine months ended October 31, 1998 are not necessarily indicative of future results.

                                                     FOR THE PERIOD
                                                       FEBRUARY 8,
                                                          1996        FOR THE YEAR    FOR THE NINE MONTHS ENDED
                                                     (INCEPTION) TO       ENDED              OCTOBER 31,
                                                       JANUARY 31,     JANUARY 31,   ----------------------------
                                                          1997            1998           1997           1998
                                                     ---------------  -------------  -------------  -------------
STATEMENTS OF OPERATIONS DATA:
Revenue............................................   $    --         $     741,120  $     555,681  $     479,463
Costs of sales.....................................        --               859,317        481,159        688,100
Research and development...........................         650,805         451,019        267,098        164,487
Stock-based compensation...........................         473,894         210,130        171,875       --
Selling, general and administrative expenses.......       1,251,009       3,669,657      2,333,055      4,749,687
Total costs and expenses...........................       2,375,708       5,190,123      3,253,187      5,602,274
Loss from operations...............................      (2,375,708)     (4,449,003)    (2,697,506)    (5,122,811)
Interest expense...................................          (2,844)       (244,648)      (146,120)      (495,943)
Gain on sale of license............................        --              --             --              413,997
Net loss...........................................   $  (2,378,552)  $  (4,693,651) $  (2,843,626) $  (5,204,757)
Basic and diluted loss per share of Common Stock...   $       (3.24)  $       (2.21) $       (1.38) $       (2.10)
Weighted average number of common shares
  outstanding (1)..................................         734,330       2,120,460      2,060,182      2,483,509

                                                             AS OF OCTOBER 31, 1998
                                                      -------------------------------------
                                                                     PRO           AS
                                                        ACTUAL     FORMA(2)   ADJUSTED(2)(3)
                                                      ----------  ----------  -------------
BALANCE SHEET DATA:
Current assets......................................  $  383,963  $  577,713   $ 1,655,913
Working capital deficiency..........................  $(9,903,931) $(3,748,900)  $(2,170,700)
Total assets........................................  $  775,631  $  969,381   $ 2,122,581
Total liabilities...................................  $10,327,894 $4,366,613   $ 3,866,613
Stockholders' deficit...............................  $(9,552,263) $(3,397,232)  $(1,744,032)

------------------------

(1) Adjusted to give retroactive effect to a number of stock splits and reverse stock splits as described in Note 6 to the Company's Financial Statements included elsewhere in this Prospectus.

(2) Gives effect to the (i) exchange of an aggregate of $6,121,284 principal amount of indebtedness plus accrued interest (of which $25,003 was accrued subsequent to October 31, 1998 on a pro forma basis) for an aggregate of 1,224,257 shares of Class A Common Stock and 1,224,257 Warrants; (ii) an aggregate of $225,000 of debt which was incurred by the Company between October 31, 1998 and the date of this Prospectus; and (iii) the repurchase by the Company of 125,000 shares of Class A

    Common Stock originally issued to Argent in April 1998 for $31,250. See "Management's Discussion and Analysis of Financial Condition and results of Operations--Liquidity and Capital Resources."

(3) Adjusted to (i) give effect to the sale of 400,000 shares of Class A Common Stock offered hereby at an assumed initial public offering price of $5.80 per share and the application of the net proceeds therefrom and (ii) include repayment of $500,000 of debt after offering. See "Use of Proceeds." No effect has been given to the exercise of (i) the Underwriter over-allotment option, (ii) the Representative's Warrants, or (iii) the Bridge Warrants. See "Underwriting."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following analysis of the Company's financial condition as of and for the fiscal year ended January 31, 1998 and for the period from February 8, 1996 (inception) through January 31, 1997 and for the Company's results of operations for the nine month periods ended October 31, 1998 and 1997 should be read in conjunction with the Company's financial statements and notes thereto included elsewhere in this Prospectus.

RESULTS OF OPERATIONS

    Sales during the year ended January 31, 1998 totaled $741,120. There were no sales during the period February 8, 1996 (inception) to January 31, 1997. Of the sales during the year ended January 31, 1998, $588,514 were generated by sales of HiPPO products and $152,606 by sales of Tegra products.

    Sales during the nine months ended October 31, 1998 totaled $479,463 compared to sales of $555,681 during the same period in 1997. Of the sales during the nine months ended October 31, 1998, $22,395 were generated by sales of HiPPO products and $457,068 by sales of Tegra products. The sales recognized during the nine months ended October 31, 1997 represent HiPPO club and apparel sales of $396,371 and $85,356, respectively.

    The Company introduced the HiPPO line in July of 1997 and the Tegra line in October of 1997. Sales during both the year ended January 31, 1998 and the nine months ended October 31, 1998 were negatively impacted because the Company was not able to purchase inventory to fill customer orders as a result of the Company's inadequate working capital and lack of open terms with its vendors. The Company believes that the absence of sufficient working capital has historically prevented the Company from taking full advantage of demand for its products. Likewise, the Company believes that the lack of open terms with its vendors contributed to preventing the Company from meeting this demand.

    In May of 1998 the Company sold its license to sell HiPPO products in the U.S. back to Hippo Holdings, Ltd. along with all existing HiPPO inventory, marketing materials and related liabilities. In return, the Company received a cash payment from Hippo Holdings, Ltd. of approximately $413,000. In addition Hippo Holdings, Ltd. returned to the Company 50,000 shares of the Company's common stock and assumed commitments of the Company in excess of $1,000,000. Accordingly, the Company has ceased selling HiPPO products and does not expect to receive revenue on a going forward basis from such brand.

    Costs of sales during the year ended January 31, 1998 totaled $859,317. Of this amount, approximately $89,343 reflects costs associated with air freighting goods from manufacturing facilities, which are in Asia, to the Company's warehouse in Miami, Florida. Cost of sales during the nine months ended October 31, 1998 totaled $688,100. Of this amount, $48,307 reflects costs associated with air freighting goods to the Company's warehouse in Miami, Florida. The cost of air freight was necessitated by the Company's marginal working capital position which limited the Company's ability to place orders as far in advance as would otherwise be desirable or to maintain inventory to support demand. The Company's shortage of working capital required the Company to attempt to shorten lead times involved in production and shipping of goods in order to deliver product as quickly as possible to its customers. Other incremental delivery costs of $47,787 also adversely impacted cost of sales for the year ending January 31, 1998. Additional production cost variances of $52,218 in material and assembly charges attributed to smaller production runs and manufacturing carrying charges than the Company expects would have been the case if it were in a better working capital position also adversely impacted cost of sales for the year ending January 31, 1998. Costs of sales in comparison to sales for the year ended January 31, 1998 was negatively impacted by the liquidation of apparel for $85,356 with a cost of $151,089. Cost of sales for the nine months ended October 31, 1998 were also negatively impacted by $142,157 loss for liquidation of apparel below cost.

    Research and development costs totaled $451,019 for the year ended January 31, 1998 as compared to $650,805 for the period ended January 31, 1997. This 31% decrease resulted from reduced spending associated with final development of Tegra golf equipment.

    Research and development costs totaled $164,487 for the nine months ended October 31, 1998 as compared to $267,098 for the nine months ended October 31, 1997. This 38% decrease is attributed primarily to timing of research and development expenditures.

    During the year ended January 31, 1998 the Company incurred a royalty expense of $16,681 to Hippo Holdings, Ltd. in connection with sales of HiPPO products. Because all such sales have been terminated, the Company will no longer have any royalty expenses to Hippo Holdings, Ltd.

    Selling, general and administrative expenses totaled $3,669,657 for the year ended January 31, 1998 as compared to $1,251,009 for the period ended January 31, 1997. This increase resulted primarily from increased advertising and promotion spending and development costs and growth in employment and related costs.

    Selling, general and administrative expenses totaled $4,749,687 for the nine months ended October 31, 1998 as compared to $2,333,055 for the nine months ended October 31, 1997. This 104% increase resulted primarily from increased payroll and related expenses, advertising and promotion, travel, professional fees and facilities, supplies and services.

FORECAST

    The Company expects to commence sales of Tegra products as existing and potential retailers and consumers gain familiarity with the Tegra brand and the benefits offered by the Company's Tegra Driver which will be advertised extensively through the Company's 30 minute infomercial which the Company anticipates airing April 1999. The Company plans to use $500,000 of the proceeds from the Offering for marketing and advertising efforts. See "Use of Proceeds."

    The Company anticipates that its cost of goods sold will decrease with increased volume of purchasing and lower costs associated with shipping product as the Company's working capital position improves.

    The Company anticipates that within the 12 months subsequent to the closing of the Offering it will hire an additional 5 people. Of these 5 people, 2 are expected to be hired for sales positions. These individuals will primarily be territory managers responsible for sales to specific accounts within a defined geographic region. The remaining new hires will work in customer service and administrative positions.

YEAR 2000 COMPLIANCE

    Many existing computer systems and applications and other control devices use only two digits to identify a year in the date field, without considering the impact of the upcoming change in the century. As a result, as year 2000 approaches, computer systems and applications used by many companies may need to be upgraded to comply with "Year 2000" requirements. The Company relies on its systems in operating and monitoring many significant aspects of its business, including financial systems (such as general ledger, accounts payable, accounts receivable, inventory and order management), customer services, infrastructure and network and telecommunications equipment. The Company also relies directly and indirectly on the systems of external business enterprises such as customers, suppliers, creditors, financial organizations and domestic and international governments. The Company currently estimates that its costs associated with Year 2000 compliance, including any costs associated with the consequences of incomplete or untimely resolution of Year 2000 compliance issues, will not have a material adverse effect on the Company's business, financial condition or results of operations. However, the Company has not exhaustively investigated and does not believe it has fully identified the impact of Year 2000 compliance and has not concluded that it can resolve any issues that may arise in complying with Year 2000 without disruption of its business or without incurring significant expense. In addition, even if the Company's internal systems are not materially affected by Year 2000 compliance issues, the Company could be affected through disruption in the operation of the enterprises with which the Company interacts.

LIQUIDITY AND CAPITAL RESOURCES

    The Company's primary source of liquidity has historically consisted of sales of equity securities and high yield debt borrowings. During the year ended January 31, 1998 the Company borrowed $1,925,500 from unaffiliated individuals at interest rates ranging from 9.4% to 24% and with a weighted average rate of 13.4%. Additionally, the Company borrowed $937,871 (after accrued interest) from individuals who either are officers of the Company or are affiliated with or related to officers of the Company.

    In November 1998, the Company executed exchange agreements (the "Exchange Agreements") with certain unaffiliated noteholders whereby such note holders exchanged an aggregate of $5,210,236 principal amount of indebtedness plus accrued interest for 1,042,047 shares of Common Stock and 1,042,047 Warrants. At January 31, 1999, $375,000 of such debt had not been converted and remains due and owing. In addition $911,048 which the Company had borrowed from certain officers or persons affiliated to officers of the Company was also converted in November 1998 into 182,210 shares of Common Stock and 182,210 Warrants.

    The Company is negotiating settlements of $625,000 of indebtedness consisting of $375,000 of bridge debts which matured either on September 30, 1998 or October 15, 1998 debt and $250,000 of debt that matures on March 31, 1999. The Company has allocated $250,000 of the net proceeds of this Offering for the purpose of settling this debt. The inability of the Company to successfully negotiate a settlement of this debt may have a material adverse impact on the Company.

    The Company has developed and implemented strategies to meet ongoing and future liquidity needs. These strategies include (i) obtaining funds from a private placement of securities of the Company; (ii) an initial public offering of the Company's Class A Common Stock and (iii) arranging for working capital financing on inventory and receivables to assist in cash flow. In addition, the Company is presently in discussions with Wisdom Industries Co., Ltd., the Company's principal part supplier of driver heads, about exchanging up to $4 million in parts for $4 million in equity of the Company. Any equity transaction would be valued at the market price for the Company's Common Stock at the date of exchange. The management of the Company believes that these actions along with a tighter control on overall costs will allow the Company to meet its liquidity needs for the next 12 months. If one or more of the Company's financing plans or strategies are not successful, it may materially impact the Company's cash flow needs during the next twelve months.

    Pursuant to the terms of a factoring agreement, the Company assigns substantially all of its accounts receivable to a factor with recourse. The Company is able to borrow up to 50% of eligible accounts receivable, as defined, up to a maximum amount of $1 million. Advances from the factor incur interest at 24% per annum. Receivables assigned to the factor are subject to a charge of 3.0% of the face amount of the receivable. The advances from the factor are secured by all the Company's assets. During the year ended January 31, 1998, the Company incurred interest and factoring charges of $10,059 and $7,739, respectively. The factoring agreement was for an initial term of six months and renews for successive twelve month periods thereafter, unless cancelled by the Company or the factor. At January 31, 1998, the Company had received advances of approximately $115,000 in excess of those permitted under the factoring agreement, resulting in the Company being in default of such agreement. As a result of the default, the factor had the right to terminate the agreement and demand payment of the funds advanced. Subsequent to year end, the Company has reduced the amounts outstanding under the factoring agreement and is currently within the borrowing base of such agreement.

SEASONALITY

    The business of the Company is subject to seasonal fluctuations. Historically, companies in the golf industry have seen their greatest sales in the first half of the calendar year, and the business of the Company is particularly dependent on sales during these months. Nevertheless, the Company believes that, in the near term, its sales may not reflect this seasonality because the opening of new accounts during the second half of 1998 will outweigh seasonal effects, which the Company expects may increase its sales during this period.

                                    BUSINESS

GENERAL

    The Company is a designer and marketer of premium quality golf equipment, apparel and accessories under the Tegra brand name. Tegra products represent a wide range of technologically innovative, premium-priced men's golf clubs, apparel and accessories that are sold in off-course golf specialty and on-course pro shops. Tegra golf clubs incorporate the Company's patent-pending Invisible Inset Hosel (the cylindrical chamber in which the shaft is attached to the club head), a feature designed to increase the accuracy and distance of golf shots, and were introduced into the US market in October 1997. The Company anticipates that the majority of its revenue will be generated through sales of the Tegra driver, which incorporates the Invisible Inset Hosel design. Company testing has shown that the Tegra driver provides greater carry, roll and overall distance than certain leading premium-priced drivers while simultaneously increasing accuracy and reducing slice. Tegra products are now available in over 100 golf shops nationwide and the Company expects that they will be in over 500 shops by the Summer of 1999.

GOLF INDUSTRY OVERVIEW

    According to the National Golf Foundation ("NGF"), there are approximately 48 million golfers worldwide, including approximately 25 million in the U.S. In 1997, golfers in the U.S. played an estimated 547 million rounds of golf and, according to the National Sporting Goods Association, are estimated to have spent $5.8 billion on golf equipment, apparel and accessories. Of the 25 million U.S. golfers, about 5.2 million, characterized by the NGF as "avid golfers," play over 25 rounds of golf per year. The Company believes that avid golfers are the first to seek out performance-oriented golf equipment and generally drive golf club product trends.

    According to the NFG in 1997, wholesale sales of golf equipment in the U.S. were approximately $3.9 billion. In addition, wholesale sales of golf clubs increased at an annual compound growth rate of approximately 10.9% over the 5-year period from 1992 to 1997. The Company believes that sales of golf clubs will continue to grow in the future due to a number of factors including:

    FAVORABLE POPULATION TRENDS. The Company believes that the aging of Baby Boomers (those born between 1946 and 1964) and the emergence of the Baby Boomers' children (those born between 1977 and 1995) are likely to increase the demand for golf products generally. As golfers age, they tend to play golf more often and spend more money on the sport, particularly in the over-50 age group. Accordingly, because a majority of Baby Boomers are entering their 40s and 50s, the Company expects interest in and spending on golf to increase. Further, because Baby Boomers' children are beginning to enter their 20s, the age most golfers begin to play the sport, the Company believes they will further increase their participation in and spending on golf.

    INCREASING AVAILABILITY OF GOLF FACILITIES. According to the NGF, approximately 350 new golf courses will open in the U.S. annually between 1998 and the year 2000. The Company believes that these additional facilities will make golf more accessible and convenient, leading to a further increase in golf participation rates.

    INCREASING INTEREST FROM NON-TRADITIONAL GOLFERS. The Company believes that golf has become increasingly attractive to segments of the population that have not historically been well-represented among golfers. Most notably, Tiger Woods has made golf more appealing to junior and minority golfers. According to the NGF, the total number of beginning and junior golfers increased by over 40% in 1997 compared to the previous year. In addition, the success of the Ladies Professional Golf Association (the "LPGA") Tour and such female golfers as Annika Sorenstam have increased the appeal of the sport to women.

    NEW PRODUCT INNOVATIONS. In recent years, the golf equipment industry has made significant advances in product designs and technologies to enhance golfers' performance and overall enjoyment of the game. The Company believes that this rapid evolution of golf clubs accelerates the rate at which golfers purchase new or additional clubs.

COMPANY HISTORY

    The Company was founded as Hippo, Inc. in February 1996, with the goal of becoming a leading U.S. golf equipment and apparel manufacturer. To that end the Company entered into a licensing agreement with Hippo Holdings, Ltd, a leading manufacturer of value-priced golf equipment in Europe, to manufacture, market and distribute the HiPPO brand of golf equipment in the United States and Canada. The Company began shipments of HiPPO products in July of 1997 and for the ten month period ending April 30, 1998 sold approximately $500,000 in HiPPO clubs. The Company has since discontinued the distribution of value-priced golf equipment to pursue opportunities in the premium-priced end of the market offered by Tegra products.

    In June of 1996, the Company initiated a significant research and development project to develop new, visibly distinct technology for its golf clubs with which to enter the premium-priced segment of the U.S. golf market. The premium-priced segment of the golf market captures the largest portion of consumer spending with approximately 70% of consumer dollars being spent on premium clubs. In addition, manufacturers margins on premium clubs are typically significantly higher than on value-priced equipment. This research led to the Company's development of its patent-pending Invisible Inset Hosel and bullet shaped driver technology. These new technologies have become the key technological elements of the Tegra brand of golf equipment. To improve its margins and profits, the Company added the Tegra brand of premium golf equipment and accessories at the premium-priced segment of the market.

    In January, 1998 the Company changed its name to Outlook Sports Technology, Inc. Management believes that this name better reflects the attitude and spirit of the Company, as a forward thinking and technologically advanced sporting goods manufacturer, than its prior name.

    In April, 1998 the Company was approached by Hippo Holdings, Ltd. to reacquire the rights to the HiPPO brand in the United States and Canada. On May 4, 1998 the Company sold its license to sell HiPPO-TM- products in the U.S. back to Hippo Holdings, Ltd. along with all existing HiPPO-TM- inventory, marketing materials and related liabilities. In return, the Company received a cash payment from Hippo Holdings, Ltd. of approximately $413,000. In addition Hippo Holdings, Ltd. returned to the Company 50,000 shares of the Company's common stock and assumed outstanding liabilities and commitments of the Company in excess of $1,000,000.

COMPANY PRODUCTS

    TEGRA GOLF CLUBS. Tegra woods and irons with the Company's patent-pending Invisible Inset Hosel are an evolution from current club technology. The Company has worked with Chou Golf Design Labs, Inc. to develop the Tegra line of golf clubs. The Company's design moves or insets the shaft as close to the center of the club head as permitted under current USGA rules. As a result, the club head will rotate to the target faster than conventional designs, making it easier to square the club at impact and enabling the golfer to hit straighter and longer shots. This technology has been designed to be visibly distinct to the consumer at all times except while the club is being used. The Company's purpose in making the technology "invisible" to golfers while hitting the shot is to enhance the golfers ability to aim the club when addressing the ball. The Company believes that the Company's Invisible Inset Hosel technology could be as significant to the golf industry as perimeter weighting, graphite shafts or oversize metal woods.

    In addition, the Company designed the Tegra woods with a "bullet" shape in which the widest part of the club is the club's face or hitting area. This "bullet" shape contrasts with conventional club designs, in which the club head widens out from the face of the club resulting in the widest part of the club head being half an inch or more behind the face. The club's bullet shape provides a larger hitting area and sweet spot than would be achieved in a club having the same volume but a conventional design. An additional result of the bullet shape is that more weight in the club is distributed directly behind the hitting area than with conventional designs.

    Tegra irons incorporate the same patent-pending Invisible Inset Hosel technology as Tegra woods. The inset is as beneficial in Tegra irons as it is in Tegra woods. The Company believes that squaring the club to the target at impact makes Tegra iron shots more accurate than conventional designs. Tegra irons feature an oversize head design, with weighting around the perimeter and behind the sweet spot designed to maximize forgiveness on mis-hits and to provide a better feel on center hits, and the Invisible Inset Hosel which has been elevated to reduce club head twisting in longer grass.

    The Company designs and markets Tegra men's right handed titanium woods and 17-4 stainless steel irons. The Company produces a full range of titanium drivers (6 DEG., 8 DEG., 9 DEG., 10 DEG. and 11 DEG.) and titanium fairway woods (#3, #5, #7 and #9) with graphite shafts and irons with options of steel or graphite shafts. Each shaft is available in various flexes to accommodate golfers of all ages and ability levels. The Company plans to introduce left-handed, ladies and seniors woods in the Summer of 1999.

    The Company has conducted player testing on its woods and irons and the Company believes such testing shows its Tegra technology promotes straighter and longer golf shots than other leading premium-priced golf clubs. "Iron Byron" testing (robotic testing designed to repeat identical swings so different clubs can be compared under controlled conditions) of Tegra woods has confirmed that the Tegra driver provides greater carry, roll and overall distance than certain leading premium-priced clubs while simultaneously increasing accuracy. Additional mechanical testing which has recently been recorded using high speed video shows that the Invisible Inset Hosel design produces a squarer club face at impact than other leading premium-priced clubs, resulting in straighter and longer shots.

    The Company's Invisible Inset Hosel technology is visibly distinct to the consumer except while the club is being used. In the golf industry, where many products look alike, some technological features are difficult to distinguish. Since many manufacturers make similar performance claims, consumers can become confused and have difficulty distinguishing products. The visibility of the technology is extremely important to identifying the product and communicating its benefits in a believable way and therefore adds to the Company's marketing effort. The Company believes that past performance of golf club sales shows that golf clubs which have had visibly distinct technology have seen far greater sales growth than equipment with new but non-visibly distinct technology. In 1967, Ping became a leader in the irons category when it introduced the first cavity backed (perimeter weighted) irons, a technology that was visibly distinct from other irons available at the time. In 1979, Taylor Made became a leader in the driver category when it introduced the first "metal wood" with an investment cast steel club head replacing the traditional persimmon wood head. In 1991, Callaway Golf became a leader in the driver category when it introduced the first oversized metal wood. Each of these products was not only an evolution of existing technology but its technology was visibly distinct to the consumer. As a more recent example, in 1994, Taylor Made introduced the Burner Bubble Shaft. This shaft incorporates a geometrical "bubble" highlighted with copper paint to emphasize its visible difference from conventional shafts. In the second quarter of 1995, Taylor Made's sales nearly tripled from 1994, achieving a 30% share of the premium driver market. The Company believes that a key factor to the success of these products is that the technology was visibly distinct to the consumer.

    The Company is currently sourcing all of its golf club components from contract manufacturing facilities. The Company's golf club heads are currently made in Asia by Wisdom Industries Co., Ltd., Fu Sheng Industrial Co., Ltd. and Zhong Shan Wei Sheng Sporting Goods Co., Ltd. True Temper Sports ("True Temper"), the world's largest shaft manufacturer, is currently producing the Company's steel and graphite shafts domestically. Golf Pride, a division of the Eaton Corporation, the world's largest grip manufacturer, produces the grips domestically. Joe Powell Golf, Inc. ("Powell"), one of the golf industry's leading golf equipment assembly companies, assembles the Tegra clubs domestically. The Company obtains these supplies by using individual purchase orders, rather than detailed open supply agreements. The Company spent approximately $451,019 in 1997 and $650,905 in 1996 in connection with research and development.

    APPAREL. In addition to golf clubs, the Company designs and markets a line of men's apparel. The Company's apparel designs are intended to enhance the Tegra brand image and be technically advanced. The Company's apparel collection for the holiday 1999 selling season will focus on golf outerwear. The collection will expand for the Spring 2000 to include a complete range of men's shirts.

    Tegra outerwear is designed to perform in a variety of climatic conditions. A collection of technical fabrics such as Air-Tech-TM-, a waterproof-breathable nylon, and Micro Fleece, a brushed Polyester fabric which provides breathable insulation have been incorporated to help keep the golfer comfortable when playing in inclement weather.

    A complete range of men's shirts will be introduced for the Spring 2000 selling season. The Company's men's shirt collection will focus on offering a limited range of updated styles in a wide variety of colors. The Tegra collection will emphasize performance, comfort and style and are suitable for wear on or off course. The Company will offer a custom embroidery program for on-course golf shops and anticipates that 75% of all shirts will be custom logoed.

    ACCESSORIES. The Company offers a variety of golf caps and full size staff bags. The Company plans to offer a full line of accessories, including bags, umbrellas, towels and caps. The Company anticipates offering a range of golf bags, including stand, light-weight carry and full size staff bags. The Company expects its golf bags, umbrellas, and towels to be available for the summer, 1999. See "Risk Factors -- Dependence on Product Introduction."

MARKETING

    GENERAL. The Company's target consumer is the avid amateur golfer. To reach this consumer the Company is developing a direct response advertising campaign, which will include a thirty minute infomercial, creating a unique web site which will include electronic commerce, designing and installing TREs in golf shops and attempting to obtain endorsements from golf professionals.

    DIRECT RESPONSE ADVERTISING. The Company is presently developing a direct response advertising campaign. The campaign will contain a long format (30-minute) infomercial for Tegra drivers as well as 30 second, one minute and two minute spots. The Company believes that several golf equipment companies have found long format infomercials to be extremely successful and profitable.. The Company believes that the unique technological features incorporated in the Tegra driver and visibility of the features give it the potential to be a successful direct response product. Consumers will be able to purchase Tegra products directly by calling the Company's toll free phone number or ordering the product on-line. The Company plans to test market the infomercial on the Golf Channel and other cable sports channels beginning in May, 1999.

    In addition to broadcast advertising, the Company will launch a direct market print campaign. The Company plans to place Tegra driver direct response print advertisements in national golf publications such as GOLF DIGEST, GOLF WEEK and GOLF MAGAZINE and other targeted consumer publications.

    INTERNET. The Company anticipates that it will have a web site on the internet by May 1999. The site will contain information about Tegra products and tour players. In addition, the Company is considering making products available for direct internet purchases (electronic commerce), although no assurance can be given as to when, or if, the Company will do so. The Company foresees expanding on-line operations to maximize internet opportunities.

    TEGRA RETAIL ENVIRONMENTS. The Company has adopted a marketing model used by marketers of many leading brands of consumer products who use in-store shops to increase sales and brand awareness. TREs are advanced retail selling systems designed to increase sales and brand awareness at point of purchase by selling Tegra products in a branded environment. TREs are defined spaces in golf shops, which occupy from 25 to 150 square feet and consist of a variety of elements, which may include flooring, fixtures, graphics, and point-of-purchase materials. Within a TRE the Company has the ability to market Tegra golf clubs, apparel and accessories in an integrated, branded environment designed to convey the image of the Company as innovative in golf club technology and distinctive in design.

    In the Spring, 1998, the Company began a rollout of Tegra Retail Environments in select golf stores. The Company installed 58 TREs in golf stores in 55 cities, including two of the nation's largest golf equipment retailers Edwin Watts and Roger Dunn Golf Shops. This rollout demonstrated to the Company that there is a need and an opportunity in the marketplace for in-store golf shops. However, due to cash flow problems in 1998, the Company was unable to support these shops and accordingly removed installations for revision and reinstallation in 1999. Most present Tegra retailers have indicated a desire to have updated TREs and the Company anticipates that the majority of golf shops which retail Tegra products in the year 2000 will be included in the TRE program.

    TOUR ENDORSEMENTS. Tegra products were endorsed for the 1998 season by four touring professionals. Tegra players won more than $2 million world-wide on tour. The company is revising its tour strategy in 1999 to focus on a large number of PGA Tour professionals to endorse its products rather than signing large endorsement contracts with one or two players. The Company has formed a unique tour program which will begin March 28, 1999. Under the program PGA professionals will be compensated for wearing Tegra clothing and/or headgear and/or using a Tegra driver. The Company anticipates that between 15-30 professional golfers will endorse Tegra products in 1999, although no assurance can be given that the Company will obtain such endorsements.

    RETAIL PRICING. One of the Company's sales strategies is to deliver products which can achieve superior retail margin in order to incentivize retailers to sell more Tegra product. The Company estimates that retailers on average achieve 20% gross margin on sales from premium golf equipment. By pricing appropriately, the Company believes it will be able to offer retailers products that can achieve superior margin. The Company expects that, on average, Tegra golf clubs will allow retailers to achieve 40% gross margin, while Tegra apparel allow retailers to achieve in excess of 50% gross margin.

    CATALOGUE SALES. Tegra products are available in the Edwin Watts golf catalog, one of the country's leading golf catalogues.

PATENTS

    Where appropriate, the Company seeks patent protection. The Company has filed patent applications covering various aspects of its TEGRA line of inset woods and irons. The Company filed a United States provisional patent application on December 31, 1996, entitled INSET HOSEL GOLF CLUB. The Company subsequently filed a full United States patent application and a Patent Cooperation Treaty patent application based on the United States provisional patent application, claiming priority as of the December 31, 1996 date. The Patent Cooperation Treaty Application designated all states. Based on the results of a patent search obtained by outside patent counsel, the Company is of the view that various aspects of the TEGRA line of woods and irons may be patentable. The patent applications include sixty-eight claims of varying scope and construction, including claims directed to golf clubs having an inset hosel wherein the fact that the hosel is inset and is hidden from the golfer, as well as claims directed to methods of making such a golf club. Other claims are directed to other features or combinations of features of the Tegra golf clubs. The Company has not received a substantive office action on the merits from the United States Patent and Trademark Office.

    The Company intends to seek further patents on its technology, if appropriate. However, there can be no assurance that patents will issue from any of the Company's pending or any future applications or that any claimed allowed from such applications will be of sufficient scope of strength, or be issued in all countries where the Company's products can be sold, to provide meaningful protection or any commercial advantage to the Company. See "Risk Factors--Intellectual Property."

COMPETITION

    The Company competes with a number of established golf club manufacturers, many of which have greater financial and other resources than the Company. The Company's competitors include Callaway Golf Company, Adidas-Salomon AG (Taylor
Made) and Fortune Brands, Inc. (Titleist and Cobra). The Company competes primarily on the basis of performance, brand name recognition, quality and price. The Company believes that its ability to establish its brand and market its products through its distributors is important to its ability to compete. See "Risk Factors -- Competition."

    The golf club industry is generally characterized by rapid and widespread imitation of popular technologies, designs and product concepts. The Company expects that one or more competitors may introduce products similar to its Tegra clubs. The buying decisions of many purchasers of golf clubs are often the result of highly subjective preferences which can be influenced by many factors, including, among others, advertising media, promotions and product endorsements. The Company may face competition from manufacturers introducing other new or innovative products or successfully promoting golf clubs that achieve market acceptance. The failure to compete successfully in the future could result in a material deterioration of customer loyalty and could have a material adverse effect on the Company's business, operating results or financial condition. See "Risk Factors -- Competition."

    In addition, the Company competes with a number of more well-established designers of golf apparel, including Nike, Reebok, Greg Norman, and Tommy Hilfiger. Because the Company competes primarily on the basis of brand name recognition, quality, comfort, and fashion considerations, the Company believes that its ability to establish its brand and market its apparel is important to its ability to compete. The subjective nature of apparel-buying decisions could result in a lack of acceptance in the market of the Company's apparel and accessories. Failure of the Company's current and planned apparel and accessories would adversely affect the Company's future growth and profitability. See "Risk Factors -- Competition."

PROPERTIES

    The Company's corporate headquarters are located in a 2,250 square foot facility in New York, NY. This facility accommodates the Company's corporate, administrative, marketing and sales personnel. The lease on this facility is month to month.

EMPLOYEES

    At February 9, 1999, the Company had 8 full-time employees, all of which were involved in executive, managerial, supervisory and sales capacities. None of the Company's employees is covered by a collective bargaining agreement or is a member of a union.

    The Company has had discussions with its current and former employees which it has not paid in an attempt to formulate a repayment plan, which discussions have included a proposal by the Company to pay such persons an amount in excess of the sums due to such persons, which additional amount may be paid to such persons in the form of equity. The Company anticipates that the additional equity payment will not exceed an aggregate value of $300,000.

LEGAL PROCEEDINGS

    The Company has received a letter from Tatsuya Saito requesting that the Company review its Tegra line of clubs in view of a patent issued to him on July 12, 1994 (the "Saito Patent"). The Saito Patent covers certain aspects of a club head and hosel, including the positioning of the hosel inset relative to the club head. The Company has referred this request to independent outside patent counsel. The Company does not believe that the Tegra line of clubs infringes any of the claims of the Saito Patent; however, there can be no assurance that a court will find that one or more of the Company's products does not infringe the Saito Patent, or any other patent. If Tatsuya Saito is successful in asserting its patent, it could require the Company to alter or withdraw existing products, delay or prevent the introduction of new products, or force the Company to pay damages if the products have been introduced. See "Risk Factors -- Litigation."

    The Company is a defendant in a lawsuit filed by Vardon Golf Company, Inc. ("Vardon") asserting that the Company's Tegra woods and irons infringe one of the claims of its patent issued on April 12, 1994 (the "Vardon Patent"). The Vardon Patent includes claims directed to a number of aspects of a golf club head and hosel, including claims directed to an extended radius of gyration, which includes an aspect of the club head extending behind the hosel. Vardon filed a complaint in the Northern District of Illinois, Eastern Division, on May 13, 1998, in which Vardon alleges that six golf club manufacturers, including the Company, have manufactured, sold, offered to sell and distributed in the United States, specifically in the Northern District of Illinois, wood-type and iron golf clubs that are covered by at least one claim of the Vardon Patent and a related design patent. The Company does not believe that the Tegra line of clubs infringes any of the claims of these patents and the Company is in the process of preparing a response to the complaint; however, there can be no assurance that a court will find that the Company does not infringe one or the other of these patents, or both. If Vardon is successful in asserting its patent, it could require the Company to alter or withdraw existing products, delay or prevent the introduction of new products, or force the Company to pay damages if the products have been introduced. See "Risk Factors -- Litigation."

    The Company was the defendant in a lawsuit filed by TBWA Chiat/Day Inc. ("Chiat") in the Supreme Court of the State of New York on July 6, 1998 alleging breach of contract for advertising services and that certain fees and expenses in an amount of approximately $200,000 incurred by Chiat have not been paid by the Company. The Company and Chiat have reached a settlement agreement in this lawsuit pursuant to which the Company has agreed to pay Chiat $155,000. The Company is currently in default of such settlement payment. See "Risk Factors -- Litigation."

    The Company has been named as a defendant, together with May Davis Group ("May Davis"), in a litigation brought in the United States District Court, Southern District of New York on December 11, 1998 (Case Number 98CIV. 8772) brought by Argent Securities, Inc. ("Argent"). Argent alleges that the Company has breached a letter of intent with Argent whereby Argent was to act as the underwriter of the company's initial public offering of securities as well as a Private Placement Agreement whereby Argent was to act as the placement agent of the Company's private placement of securities. The complaint alleges that Argent is owed $20,557 by the Company for expenses and $1.5 million by the Company for services performed by Argent for the benefit of the Company. The complaint further alleges that May Davis was instrumental in interfering with these contracts and Argent is seeking $1.5 million in damages from May Davis as damages caused by such alleged tortious interference. Finally Argent is claiming $1.5 million in damages against both of the Company and May Davis, jointly and severally, which is to equal lost revenues and future profits of Argent. The Company believes these claims are without merit and intends to vigorously defend itself against these claims. The Company is also considering bringing counter claims against Argent. There can be no assurance however, that the Company will be successful in defending itself against these claims and if the Company were to lose such litigation it would have a materially adverse effect on the Company and its ability to continue operations.

    The Company had extensive negotiations with an entity representing professional golfer Ian Woosnam for in excess of one year in an attempt to reach an agreement on the terms of a long term endorsement contract under which Mr. Woosnam would endorse Tegra golf equipment, apparel and accessories. While these negotiations were ongoing, Mr. Woosnam used Tegra golf equipment, apparel and accessories while competing on the US and European PGA Tours. The Company and Mr. Woosnam have been unable to reach agreement on the terms of the endorsement contract and at this time negotiations have stopped. The Company has made offers to Mr. Woosnam in an attempt to compensate Mr. Woosnam for the value of the services he rendered during 1998. Should the Company and Mr. Woosnam be unable to amicably reach an agreement regarding the value of the services rendered by Mr. Woosnam, Mr. Woosnam may decide to pursue legal action against the Company. In the event that Mr. Woosnam does file a lawsuit against the Company, the Company will assert its defenses vigorously; however, no assurance can be made that the Company will prevail or as to the damages which a court may assess against the Company if Mr. Woosnam were to prevail in any such action.

    From time to time the Company has been threatened with, or named as a defendant in, lawsuits in the ordinary course of its business. The Company's management does not believe that any of these lawsuits are material. There can be no assurance that one or more future lawsuits, if decided adversely to the Company, would not have a material adverse effect on the Company's business, financial condition and results of operations.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    The following table sets forth the names, ages and positions with the Company as of the date of this Prospectus of all of the officers and directors of the Company. Also set forth below is information as to the principal occupation and background for each person in the table.

NAME                                                       AGE                       POSITION AND OFFICE
-----------------------------------------------------      ---      -----------------------------------------------------
Paul H. Berger.......................................          30   Chairman of the Board and Chief Executive Officer
Jim G. Dodrill II....................................          32   President, General Counsel and Director
Everette C. Hinson...................................          49   Vice President Finance
Neal J. Cohen........................................          41   Vice President Apparel Operations
David K. Stern.......................................          34   Vice President Marketing

    MR. BERGER co-founded the Company with Mr. Dodrill and has served as the Chairman of the Board and Chief Executive Officer of the Company since the Company's inception. From 1994 to 1995, Mr. Berger was the Special Projects Manager for Designs, Inc. ("Designs"), of which his father is the Chairman of the Board. Mr. Berger assisted in repositioning Designs from a single brand apparel chain to a multi-brand operation and in the acquisition by Designs of Boston Trading Ltd., a high quality men's and women's apparel manufacturer. From 1993 to 1994, Mr. Berger served as an attorney with Designs. Mr. Berger is a graduate of the George Washington University and the University of Miami School of Law. Mr. Berger is licensed to practice law in the Commonwealth of Massachusetts and the State of Florida.

    MR. DODRILL co-founded the Company with Mr. Berger and has served as President, General Counsel and a director of the Company since the Company's inception. From 1993 to 1996, Mr. Dodrill was an associate at the law firm of Latham & Watkins, practicing in the corporate area with an emphasis on securities offerings, acquisitions, finance and general corporate representation. From 1988 to 1990, Mr. Dodrill worked for Davis Polk & Wardwell conducting research and coordinating administrative efforts regarding corporate reorganization and recapitalization transactions and mergers and acquisitions. Mr. Dodrill graduated from Brown University and the University of Miami School of Law, MAGNA CUM LAUDE. Mr. Dodrill is licensed to practice law in the State of New York.

    MR. HINSON has served as the Company's Vice President of Finance since May, 1997. From 1987 to 1997, Mr. Hinson served as Controller and Vice President of Finance, responsible for the accounting, treasury, credit, MIS and human resources departments, at Dunlop Maxfli Sports Corporation, a multi-division sporting goods manufacturer with annual sales in excess of $125 million. From 1980 to 1987, Mr. Hinson served as Corporate Controller and in various controllership and operations positions at Elscint, Inc., a manufacturer and distributor of medical diagnostic equipment with annual sales in excess of $100 million.

    MR. COHEN has served as the Company's Vice President of Apparel Operations since June 1996. From 1989 to 1996, Mr. Cohen was Vice President of Operations for Benetton Sportsystem Active, where he was responsible for managing the global sourcing of all brands, implementing final quality assurance auditing procedures and managing customer service, and traffic, warehousing and distribution of product. From 1980 to 1985 Mr. Cohen served as the Quality/Production Manager for Adidas U.S.A.

    MR. STERN has served as the Company's Vice President of Marketing since March, 1998. From 1997 to February, 1998, Mr. Stern served on the Company's Advisory Board. From 1997 to 1998, Mr. Stern served as Director of Marketing for Thermolase, a publicly traded company which owns and runs spa facilities across the U.S. From 1987 to 1997, Mr. Stern was Vice President of Marketing at Maddocks and Company.

    The Company currently has two directors, Mr. Paul Berger and Mr. Jim Dodrill. The Company's Board of Directors is divided into three classes, with one class of directors elected each year at the annual meeting of stockholders for a three-year term of office. All directors of one class hold their positions until the annual meeting of stockholders at which the terms of directors in such class expire and until their respective successors are elected and qualified. Mr. Jim Dodrill serves in the class whose term expires in 1999; Mr. Paul Berger serves in the class whose term expires in 2000. The Company intends to appoint one of the individuals named below under the caption "New Directors" to serve in the class whose term expires in the year 2000 and the Company intends to appoint one of the individuals under the caption "New Directors" to serve in the class whose term expires in the year 2001. Executive officers of the Company are elected annually by the Board of Directors and serve at the discretion of the Board of Directors or until their successors are duly elected and qualified.

    None of the Company's executive officers has entered into an employment agreement with the Company. See "Risk Factors -- Lack of Experience of Management."

NEW DIRECTORS

    Set forth below are the names, ages and certain background information of the two individuals the Company intends to appoint to as independent members to its Board of Directors, each of whom has agreed to serve. The Company anticipates that the new directors will also serve on the Audit Committee and the Compensation Committee.

    MR. HASKELL has agreed to serve on the Company's Board of Directors. Mr. Kim
C. Haskell has over twenty-one years of media and marketing experience, including currently serving as Executive Vice President of Colby, Effler & Partners.

    MR. SNIDER has agreed to serve on the Company's Board of Directors. Mr. Michael Daniel Snider has been a professional golfer for twenty-five years and is currently the Head Golf Professional at Chenal Country Club. Mr. Snider's students include PGA, LPGA and Nike Tour players as well as amateur golfers of all skill levels.

COMPENSATION OF DIRECTORS

    The Company's directors will be reimbursed for any out-of-pocket expenses incurred by them for attendance at meetings of the Board of Directors or committees thereof. The Board of Directors intends to establish and form a Compensation Committee and Audit Committee upon completion of this Offering. The Board of Directors also intends to compensate Directors who are not employees of the Company $1,000 per month and to grant each Director who is not an employee of the Company options to purchase 12,000 shares of Common Stock each year, with a per share exercise price equal to the then fair market value of the Common Stock.

ADVISORY BOARD

    Since the Company's formation, it has operated under the guidance of a Senior Advisory Board. The Senior Advisory Board serves as a resource for management and has no power or authority to direct the affairs of the Company. The following are members of that Board:

    STANLEY BERGER. Mr. Berger is Chairman of the Board of Directors of Designs, Inc., based in Needham, Massachusetts. Mr. Berger co-founded Designs in 1977. Under his leadership, the company has grown to be one of the largest global retailers of Levi Strauss & Co. products. Mr. Berger is the father of Paul Berger.

    STEVEN FIREMAN. Mr. Fireman served in the senior management of Reebok, Inc. for five years, including his last two years serving as President of Reebok's Casual Division (which included Reebok's Golf Division). At Reebok, Mr. Fireman launched the Greg Norman apparel line and Reebok's line of golf footwear.

    RIC JARRETT. Mr. Jarrett has twenty years of experience in the golf industry. As the former owner, President and Chief Executive Officer of Tiger Shark Golf, Inc., a multi-national golf equipment manufacturer, Mr. Jarrett has extensive experience in areas ranging from product design to creation of marketing and sales strategies. Mr. Jarrett is currently the President and Chief Executive Officer of Absolute Sports, Inc.

    DOUG RUDISCH. Mr. Rudisch is with Brookside Capital, a limited partnership formed by Bain Capital, Inc. to make strategic equity investments in public companies. Prior to joining Brookside, Mr. Rudisch was an associate at Bain Capital, where he was responsible for structuring, analyzing and executing private equity transactions and management buy outs. Prior to joining Bain Capital, Mr. Rudisch worked with the Boston Consulting Group, a strategic consulting firm. Mr. Rudisch graduated MAGNA CUM LAUDE from the Wharton School of Business.

    WILLIAM TAYLOR. Mr. Taylor was Vice President of Customer Relations at Levi Strauss & Co. Mr. Taylor was an executive at Levi Strauss for more than 20 years. Before joining Levi Strauss, Mr. Taylor was an Assistant Coach of the Dallas Cowboys.

                             EXECUTIVE COMPENSATION

    The following table sets forth all compensation received by the Company's Chief Executive Officer and each other executive officer whose total annual salary and bonus exceeded $100,000 during the fiscal year ended January 31, 1998 (collectively, the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE
                               (FISCAL YEAR 1998)

                                                                                                        LONG-TERM
                                                                                                      COMPENSATION
                                                        ANNUAL COMPENSATION                              AWARDS
                                                                                                       SECURITIES
                                                      -----------------------    OTHER ANNUAL      UNDERLYING OPTIONS
NAME AND PRINCIPAL POSITION                             SALARY       BONUS     COMPENSATION (1)            (2)
----------------------------------------------------  ----------  -----------  -----------------  ---------------------
Paul H. Berger......................................  $   32,721      --           $   7,800               --    (3)
  Chairman of the Board and Chief
  Executive Officer
James G. Dodrill II.................................      32,721      --               7,800               (4)
  President, General Counsel and Director
Gary M. Treater.....................................     153,912      --               6,039               13,000
  Executive Vice President
Neal J. Cohen.......................................     135,600      --               6,444             10,000
  Vice President Apparel Operations
Everette C. Hinson..................................      77,263      --              --                   18,333
  Vice President Finance
James J. Henley.....................................     120,000      --               5,400                7,000
  Apparel Design Director

--------------------------

(1) Other Annual Compensation consists of life insurance premiums paid by the Company on behalf of the Named Executive Officer. See "-- Benefit Plans -- MONY Plan."

(2) See "Option Grants in Last Fiscal Year," below.

(3) Mr. Berger deferred an additional $92,279 in compensation.

(4) In March, 1998, Mr. Dodrill received options to purchase 166,666 shares of Class A Common Stock at $3.00 per share in lieu of $92,279 of salary for 1997.

BENEFIT PLANS

    STOCK OPTION PLANS. The 1996 Incentive and Non-Qualified Stock Option Plan (the "1996 Plan") was adopted by the Board of Directors and the shareholders. Under the 1996 Plan, 1,150,000 shares of Class A Common Stock have been reserved for issuance upon exercise of options designated as either (i) incentive stock options ("ISOs") under the Internal Revenue Code (the "Code"), or (ii) non-qualified options. ISOs may be granted under the 1996 Plan to employees and officers of the Company. Non-qualified options may be granted to consultants, directors and other persons who render services to the Company or any subsidiary corporation of the Company (whether or not they are employees).

    The 1998 Incentive and Non-Qualified Stock Option Plan (the "1998 Plan" and collectively with the 1996 Plan, the "Plans") was adopted by the Board of Directors and the shareholders of the Company in June, 1998. Under the 1998 Plan, 800,000 shares of Class A Common Stock have been reserved for issuance upon exercise of options designated as either (i) incentive stock options ("ISOs") under the Internal Revenue Code (the "Code"), or (ii) non-qualified options. ISOs may be granted under the 1998 Plan to employees and officers of the Company. Non-qualified options may be granted to consultants and other persons who render services to the Company or any subsidiary corporation of the Company (whether or not they are employees), and to all directors of the Company.

    The purpose of the Plans is to provide additional incentive to officers and other employees of the Company as well as other persons providing services to the Company by affording them an opportunity to acquire or increase their proprietary interest in the Company through the acquisition of shares of its Common Stock. The Board of Directors is responsible for administering the Plans. The 1998 Plan may also be administered by a committee consisting of at least two disinterested directors. The Board, within the limitations of the Plans, may determine the persons to whom options will be granted, the number of shares to be covered by each option, whether the options granted are intended to be ISOs, the duration and rate of exercise of each option, the option purchase price per share and the manner of exercise, the time, manner and form of payment upon exercise of an option, and whether restrictions such as repurchase rights by the Company are to be imposed on shares subject to options. ISOs granted under the Plans may not be granted at a price less than the fair market value of the Class A Common Stock on the date of grant (or 110% of fair market value in the case of persons holding 10% or more of the voting power of all classes of stock of the Company). The aggregate fair market value at the time of grant of shares for which ISOs granted to any person are exercisable for the first time by any person during any calendar year may not exceed $100,000. Options under the Plans may not be granted more than 10 years after its effective date. Options granted to date have seven (7) year terms. The term of each ISO granted under the Plans will expire not more than ten years from the date of grant (or five (5) years in the case of persons holding 10% or more of the voting power of all classes of stock of the Company). Options granted under the Plans are not transferable during an optionee's lifetime but are transferable at death by will or under the laws of descent and distribution. In addition to the options summarized below, a total of ISOs and non-qualified options to purchase 326,819 shares of Class A Common Stock have been granted to other employees and advisors of the Company.

    The following table sets forth as to each Named Executive Officer (a) the total number of shares subject to options granted during the fiscal year ended January 31, 1998, (b) exercise price of such options, (c) the percentage such grants represent of the total option grants to employees in the fiscal year ended January 31, 1998, and (d) the expiration date of such option grants.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                              NUMBER OF                      PERCENTAGE OF
                                            SHARES SUBJECT                   TOTAL OPTIONS
                                                  TO           EXERCISE       GRANTED TO
NAME                                        OPTION GRANTS        PRICE         EMPLOYEES        EXPIRATION DATE
-----------------------------------------  ----------------  -------------  ---------------  ----------------------
Gary Treater.............................          4,000       $    6.00              .8%    December 31, 2004
                                                   9,000       $    6.00             1.8     January 30, 2005
Everette Hinson..........................          8,333       $    0.75             1.7     May 5, 2004
                                                   3,000       $    6.00              .6     December 31, 2004
                                                   7,000       $    6.00             1.4     January 30, 2005
Neal Cohen...............................          3,000       $    6.00              .6     December 31, 2004
                                                   7,000       $    6.00             1.4     January 30, 2005
James Henley.............................          5,000       $    6.00             1.0     December 31, 2004
                                                   2,000       $    6.00              .4     January 30, 2005

    The following table sets forth certain information concerning the value of unexercised stock options held by the Named Executive officers.

                         FISCAL YEAR-END OPTION VALUES

                                                            NUMBER OF SECURITIES        VALUE OF UNEXERCISED
                                                           UNDERLYING UNEXERCISED           IN-THE-MONEY
                                                           OPTIONS AT JANUARY 31,      OPTIONS AT JANUARY 31,
                                                                    1998                        1998
NAME                                                     EXERCISABLE  UNEXERCISABLE  EXERCISABLE  UNEXERCISABLE
-------------------------------------------------------  -----------  -------------  -----------  -------------
Gary Treater...........................................      11,554        28,334     $  44,578    $   116,579
Everette Hinson........................................       3,000        15,333     $   3,000    $    59,081
Neal Cohen.............................................       6,193        14,917     $  20,804    $    53,343
James Henley...........................................       6,526         4,917     $  12,336    $    16,943

    MONY PLAN. The MONY Plan is a flexible premium variable life insurance policy that the Company has provided as a benefit since August 15, 1996 to the following employees: Paul Berger, Jim Dodrill, Gary Treater, Neal Cohen and James Henley. In addition, the Company has provided this benefit to Everette Hinson since July 1, 1998. Pursuant to the MONY Plan, an individual (or his successors) may, subject to certain conditions, receive up to $500,000 at his death. In the alternative, the individual may choose to receive a lesser payment after a certain number of years in service, the amount of such payment to vary with length of service, among other factors. The Company pays monthly premiums ranging from $450 to $650 for the MONY Plan. The Company has the discretion to increase the benefit amounts provided to MONY Plan beneficiaries and to terminate the MONY Plan at will.

                             PRINCIPAL SHAREHOLDERS

    The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock immediately prior to this Offering, and as adjusted to reflect the sale of the shares of Class A Common Stock offered by the Company by (i) each person known by the Company to beneficially own more than five percent of the Common Stock, (ii) each director and the Company's Chief Executive Officer, (iii) all directors and executive officers of the Company as a group and (iv) each Selling Stockholder. Except as otherwise indicated, the address of each beneficial owner of five percent of such Common Stock is the same as the Company. See "Management."

                                                                                                  BENEFICIAL
                                                                                                   OWNERSHIP
                                                                       BENEFICIAL OWNERSHIP    IMMEDIATELY AFTER
                                                                        PRIOR TO OFFERING        OFFERING (1)
                        NAME AND ADDRESS OF                           ----------------------  -------------------
       BENEFICIAL OWNER 5% STOCKHOLDER OR SELLING STOCKHOLDER           NUMBER     PERCENT          PERCENT
--------------------------------------------------------------------  ----------  ----------  -------------------
Paul Berger (2).....................................................   1,488,823      39.42%           35.64%
Jim Dodrill (3).....................................................     544,812      14.42%           13.04%
Synergy Group International, Inc. (4)...............................     200,000       5.30%            4.79%
  4725 East Sunrise Drive, Suite 228
  Tucson, AZ 85718
All directors and executive officers of the Company as a group (7
  persons) (5)......................................................   2,055,217      54.41%           49.20%

------------------------

(1) Assumes that all Securities offered in this Offering are purchased but that the Underwriters' over-allotment option is not exercised.

(2) Includes 19,578 shares of Class A Common Stock issuable upon the exercise of options exercisable within 60 days of the date of this Prospectus.

(3) Includes 336,512 shares of Class A Common Stock issuable upon the exercise of options exercisable within 60 days of the date of this Prospectus.

(4) The principal beneficial owner of Synergy Group International, Inc. is Vincent J. Marold.

(5) Includes 377,673 shares of Class A Common Stock issuable upon the exercise of options exercisable within 60 days of the date of this Prospectus.

                              CERTAIN TRANSACTIONS

AMENDMENT OF CERTIFICATE OF INCORPORATION

    On October 7, 1998, the Company amended its certificate of incorporation to create two classes of Common Stock (15,000,000 shares of Class A Common Stock and 5,000,000 shares of Class B Common Stock) (the "Amendment"). All shares of the Company's common equity outstanding prior to the Amendment were converted into shares of Class A Common Stock except for 1,464,953 shares of common equity owned by Messrs. Berger and Dodrill which were converted into Class B Common Stock. The Class A and Class B Common Stock have identical rights, including voting rights. Each share of Class B Common Stock will be automatically converted into a share of Class A Common Stock on the earlier to occur of (i) October 31, 2000 and (ii) such time as the closing price of the Class A Common Stock shall equal or exceed $8.00 for 10 consecutive trading days. See "Description of Securities -- Common Stock."

RECENT LOAN

    Since, October, 1998, the Company has consumed all cash on hand and has funded its operations with cash flow and loans from outside investors totaling $225,000. Such loans shall be repaid together with accrued interest thereon from the proceeds of this offering. See "Use of Proceeds" and "Certain Transactions."

TRANSACTIONS INVOLVING AFFILIATES OF THE COMPANY

    As the Company does not have independent directors as of the date of this Prospectus, none of the ongoing transactions, or past transactions which are now closed, between the Company and its affiliates were approved by independent directors. In the event the Company makes or enters into any material transactions or loans with affiliated persons, the terms of any such transactions will be no less favorable to the Company than those that can be obtained from unaffiliated third parties. Additionally, any forgiveness of such loans will be approved by a majority of the Company's independent directors, once elected, who do not have an interest in the transactions. Such directors will have access, at the Company's expense, to the Company's or independent counsel.

TRANSACTIONS INVOLVING PAUL BERGER

    Between August 21, 1996 and January 23, 1998, Paul Berger, Chairman of the Board of Directors and Chief Executive Officer of the Company, made a number of advances to the Company. On August 21, 1996, Mr. Berger advanced $10,000 to the Company and received a note with a term of six years, earning 7.5% interest annually and an option to purchase 19,577 shares of the common stock of the Company at a price of $0.225 per share. In addition, Mr. Berger made four advances to the Company using proceeds from sales of his own stock to other individuals (some of whom were affiliates of the Company) at lower prices than contemporaneous sales of stock by the Company to third-party investors. On October 17, 1997, Mr. Berger advanced $50,000 to the Company after selling 100,000 shares of his stock to Synergy Group International, Inc. at the price of $0.50 per share. On October 28, 1997, Mr. Berger advanced $50,000 to the Company after selling 100,000 shares of his stock to Carol Dodrill, Jim Dodrill's mother, and Bill Powell at the price of $0.50 per share. On November 11, 1997, Mr. Berger advanced $2,500 to the Company after selling 3,333 shares of his stock to Rodger Berman at the price of $0.75 per share. On January 23, 1998, Mr. Berger advanced $50,000 to the Company after selling 50,000 shares of his stock to Andrew Holder and Marc Roberts at the price of $1.00 per share. These four transactions were contemporaneous with the Company's sale of its common stock at $2.10 per share. On July 31, 1998, Mr. Berger advanced $17,500 to the Company. Mr. Berger received notes from the Company for all five advances with an annual interest rate of 12.5%. In January 1999, Mr. Berger exchanged an aggregate of $170,000 principal amount of indebtedness plus accrued interest for an aggregate of 39,125 shares of Common Stock and 39,125 Warrants. See "Underwriting."

TRANSACTIONS INVOLVING JIM DODRILL

    Between September 5, 1996 and January 23, 1998, Jim Dodrill, President and General Counsel of the Company, made a number of advances to the Company. On September 5, 1996, Mr. Dodrill advanced $30,000 to the Company and received a note with a term of six years, earning 7.5% interest annually and an option to purchase 58,731 shares of the common stock of the Company at a price of $0.225 per share. In addition, Mr. Dodrill made three advances to the Company using proceeds from sales of his own stock to other individuals at lower prices than contemporaneous sales of stock by the Company to third-party investors. On October 17, 1997, Mr. Dodrill advanced $50,000 to the Company after selling 100,000 shares of his stock to Synergy Group International, Inc. at the price of $0.50 per share. On November 11, 1997, Mr. Dodrill advanced $2,500 to the Company after selling 3,333 shares of his stock to Rodger Berman at the price of $0.75 per share. On January 23, 1998, Mr. Dodrill advanced $50,000 to the Company after selling 50,000 shares of his stock to Andrew Holder and Marc Roberts at the price of $1.00 per share. These three transactions were contemporaneous with the Company's sale of its Common Stock at $2.10 per share. Mr. Dodrill received notes from the Company for all three advances with an annual interest rate of 12.5%. In January 1999, Mr. Dodrill exchanged an aggregate of $102,500 principal amount of indebtedness plus accrued interest for an aggregate of 23,467 shares of Common Stock and 23,467 Warrants. See "Underwriting."

TRANSACTIONS INVOLVING STANLEY BERGER

    Between August 13, 1996 and January 16, 1998, Stanley Berger, Paul Berger's father,made a number of advances to the Company. The following table summarizes the loans made. For each loan, Mr. Berger received a note with the loan amount and interest rate set forth in the table. In addition, for all but the two repaid loans and one loan on October 1, 1997, Mr. Berger also received a warrant to purchase the number of shares set forth in the table and at the exercise price set forth in the table. All of these notes, aggregating $510,000 plus interest, were exchanged in November 1998 for 102,000 shares of Common Stock and 102,000 Warrants. See "Underwriting."

                                                                                          NUMBER OF
                                                                                           SHARES
                                                                                         PURCHASABLE
                                                                            INTEREST    UPON EXERCISE      WARRANT
DATE                                                      AMOUNT OF LOAN      RATE       OF WARRANT    EXERCISE PRICE
--------------------------------------------------------  ---------------  -----------  -------------  ---------------
August 13, 1996(1)......................................    $    35,000        --            --              --
September 26, 1996......................................    $    40,000          12.5%        4,400       $    1.13
October 8, 1996.........................................    $    25,000          12.5%        2,750       $    1.13
April 30, 1997..........................................    $    25,000          12.5%        3,437       $    0.75
May 27, 1997............................................    $    50,000            15%       27,708       $    0.75
June 19, 1997...........................................    $    50,000            15%       27,708       $    0.75
July 3, 1997............................................    $    30,000          12.5%        6,000       $    2.10
July 10, 1997...........................................    $    15,000          12.5%        3,000       $    2.10
August 27, 1997(1)......................................    $    50,000        --            --              --
September 12, 1997......................................    $    50,000          12.5%        8,333       $    2.10
October 1, 1997(2)......................................    $    25,000          12.5%       --              --
October 14, 1997........................................    $    50,000          12.5%        8,333       $    2.10
November 14, 1997.......................................    $    50,000          12.5%        8,333       $    2.10
November 28, 1997.......................................    $    30,000          12.5%        2,400       $    2.10
December 3, 1997........................................    $    20,000          12.5%        1,600       $    2.10
January 16, 1998........................................    $    50,000          12.5%        4,000       $    4.00
    Total...............................................    $   595,000                     108,002

------------------------

(1) This Note was repaid.

(2) For this loan, Mr. Berger received a security interest in all of the Company's accounts receivable.

                           DESCRIPTION OF SECURITIES

    The Company's authorized capital stock consists of 15,000,000 shares of Class A Common Stock, par value $0.01 per share, 5,000,000 shares of Class B Common Stock, par value $0.01 per share, and 5,000,000 shares of Preferred Stock, par value $0.01 per share. As of the date of this Prospectus, 2,169,075 shares of Class A Common Stock and 1,464,953 shares of Class B Common Stock were issued and outstanding.

COMMON STOCK

    The holders of Class A and Class B Common Stock ("Common Stock") are entitled to one vote per share. The holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of legally available funds. Upon liquidation, dissolution or winding up of the Company, the holders of the Common Stock are entitled to share ratably in all assets of the Company which are legally available for distribution, after payment of or provisions for all debts and liabilities. Holders of Common Stock have no preemptive, subscription, or redemption rights. The shares of Common Stock offered hereby will be, when and if issued, fully paid and non-assessable. The Company has agreed that for a period of 24 months from the date of this Offering it will not sell or issue any securities (with certain limited exceptions) without the Representative's prior written consent. See "Risk Factors -- Representative's Influence Over Potential Future Capital Financing."

    The Company has agreed not to register the Class B Common Stock under the Securities Exchange Act of 1934, as amended, for a period of two (2) years. The shares of Class B Common Stock will be automatically exchanged into shares of Class A Common Stock on a share for share basis (subject to adjustment upon the occurrence of certain events including a dividend distribution to the holders of Class A Common Stock, or a subdivision, combination or reclassification of the Class A Common Stock) after the earlier to occur of (i) October 31, 2000 and
(ii) such time as the closing price for the Class A Common Stock shall equal or exceed $8.00 for a period of 10 consecutive trading days.

PREFERRED STOCK

    The Board of Directors is authorized, subject to any limitations prescribed by law, without further stockholder approval, to issue from time to time up to an aggregate of 5,000,000 shares of Preferred Stock in one or more series. Each such series of Preferred Stock shall have such number of shares, designations, preferences, voting powers, qualifications and special or relative rights or privileges, which may include, among others, dividend rights, voting rights, redemption and sinking fund provisions, liquidation preferences and conversion rights, as shall be determined by the Board of Directors in a resolution or resolutions providing for the issuance of such series. Any such series of Preferred Stock, if so determined by the Board of Directors, may have full voting rights with the Common Stock or superior or limited voting rights, and may be convertible into Common Stock or another security of the Company.

    The Company has granted to the Board of Directors the authority to issue Preferred Stock and to determine its rights and preferences in order to eliminate delays associated with a stockholder vote on specific issuances. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of the outstanding voting stock of the Company. The Company has no present plans to issue any shares of Preferred Stock. See "Description of Securities--Certain Effects of Authorized but Unissued Stock." The Company has agreed that for a period of 24 months from the date of this Offering it will not sell or issue any securities (with certain limited exceptions) without the Representative's prior written consent. See "Risk Factors -- Representative's Influence Over Potential Future Capital Financing."

DELAWARE LAW

    The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date that the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation's voting stock.

    As a result of the foregoing provisions, the acquisition of the Company by means of a tender offer, a proxy contest or otherwise and the removal of incumbent officers and directors could be made more difficult. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of the Company to negotiate with the Company first. The Company believes that the benefits of increased protection of the Company's potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure the Company outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms.

CERTAIN EFFECTS OF AUTHORIZED BUT UNISSUED STOCK

    The authorized but unissued shares of Common Stock and Preferred Stock are available for future issuance without shareholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans.

    The existence of authorized but unissued and unreserved Common Stock and Preferred Stock may enable the Board of Directors to issue shares to persons friendly to current management which could render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger, or otherwise, and thereby protect the continuity of the Company's management. The Company has agreed that for a period of 60 months from the date of this Offering it will not sell or issue any securities (with certain limited exceptions) without the Representative's prior written consent. See "Risk Factors -- Representative's Influence Over Potential Future Capital Financing."

TRANSFER AGENT

    The Transfer Agent and Registrar for the Common Stock is Continental Stock Transfer and Trust Company.

                        SHARES AVAILABLE FOR FUTURE SALE

    Upon completion of the Offering, the Company will have outstanding 2,569,075 shares of Class A Common Stock (2,629,075 shares of Class A Common Stock if the Underwriters' over-allotment option is exercised in full) and 1,464,953 shares of Class B Common Stock. All of the shares of Class A Common Stock offered hereby will be freely tradeable by persons other than "affiliates" of the Company without restriction or further registration under the Securities Act.

    Of the 2,569,075 shares of Class A Common Stock, 2,169,075 shares and 1,464,953 shares of Class B Common Stock (the "Restricted Shares") held by officers, directors, employees, consultants and other stockholders of the Company were sold by the Company in reliance on exemptions from the registration requirements of the Securities Act and are "restricted securities" within the meaning of Rule 144 promulgated under the Securities Act. Of the Restricted Shares of Class A Common Stock 41,590 will be eligible for resale in the public market as of the date of this Prospectus (the "Effective Date") in reliance on Rule 144 under the Securities Act.

    Persons who are deemed affiliates of the Company are generally entitled under Rule 144 as currently in effect to sell within any three-month period a number of shares that does not exceed 1% of the number of shares of the Common Stock then outstanding or the average weekly trading volume of Common Stock during the four calendar weeks preceding the making of a filing with the Securities and Exchange Commission (the "Commission") with respect to such sale. Such sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about the Company. The Company is unable to estimate accurately the number of shares of Common Stock that ultimately may be sold under Rule 144 because the number of shares will depend in part on the market price for the Common Stock, the personal circumstances of the sellers and other factors. In addition to the restrictions under Rule 144, the Company, the Representative and Messrs. Berger and Dodrill have entered into an agreement pursuant to which the Company has agreed not to register the Class B Common Stock for sale by either Mr. Berger or Mr. Dodrill. See "Underwriting." The shares of Class B Stock will be automatically exchanged into shares of Class A Common Stock on a share for share basis (subject to adjustment upon the occurrence of certain events including a dividend or distribution to the holders of Class A Common Stock, or a subdivision, combination or reclassification of the Class A Common Stock) after the earlier to occur of (i) October 31, 2000 and (ii) such time as the closing price for the Class A Common Stock shall equal or exceed $8.00 for a period of ten (10) consecutive trading days. See "Underwriting."

                                  UNDERWRITING

    Subject to the terms and conditions set forth in the Underwriting Agreement, each of the Underwriters' named below for whom Kashner Davidson Securities Corp. is acting as Representative, has severally agreed to purchase from the Company and the Company has agreed to sell to the Underwriters, on a firm commitment basis, the respective number of shares of Common Stock set forth below opposite each such Underwriter's name:

UNDERWRITERS                                                                 NUMBER OF SHARES
---------------------------------------------------------------------------  -----------------
Kashner Davidson Securities Corp...........................................           400,000
  Total....................................................................           400,000
                                                                             -----------------
                                                                             -----------------

    The Underwriters have advised the Company that they propose to offer the Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and that they may allow to selected dealers who are members of the NASD, concessions of not in excess of $0.493 per share, of which not more the $0.2465 per share may be reallowed to certain other dealers who are members of the NASD. After the initial public offering, the public offering price, concession and reallowance may be changed.

    The Underwriting Agreement further provides that the Underwriters will receive a non-accountable expense allowance of 3% of the aggregate public offering price on the shares sold hereunder (including any Shares sold pursuant to the Over-Allotment Option), which allowance amounts to $ (or $69,600 if the Over-Allotment Option is exercised in full), of which $25,000 has been paid to date. In addition, the Company had previously paid $50,000 for an underwriting which was not completed. Such $50,000 has been included in underwriters compensation for this underwriting.

    The Company has granted to the Underwriters an Over-Allotment Option, which is exercisable for a period of 45 days after the Closing, to purchase up to 60,000 additional shares (up to 15% of the shares being offered by the Company hereby) at the public offering price, less underwriting discounts and commissions, solely to cover over-allotments, if any.

    The Underwriters have informed the Company that they will not make sales of the shares offered by this Prospectus to accounts over which they exercise discretionary authority.

    The Company has agreed to sell to the Underwriters for a nominal consideration, an Underwriters' Warrant to purchase up to 40,000 shares, exclusive of the Over-Allotment Option. The Underwriters' Warrant will be nonexercisable for one year after the date of this Prospectus. Thereafter, for a period of four years, the Underwriters' Warrants will be exercisable to purchase Common Stock at $9.57 per Share (165% of the initial public offering price). The Underwriters' Warrants will be restricted from sale, transfer, assignment, pledge or hypothecation for a period of one year from the effective date of the Offering except to officers and partners (not directors) of the Underwriters and members of the selling group. The Company has agreed to file, during the four year period beginning one year from the Effective Date of this Prospectus, on one occasion at the Company's cost, at the request of the holders of a majority of the Underwriters' Warrants and the underlying securities, and to use its best efforts to cause to become effective, a post-effective amendment to the Registration Statement or a new registration statement under the Securities Act, as required to permit the public sale of Common Stock issued or issuable upon exercise of the Underwriters' Warrants. In addition, the Company has agreed to give advance notice to holders of the Underwriters' Warrants of its intention to file certain registration statements commencing one year and ending four years after the Effective Date, and in such case, holders of such Underwriter's Warrants or underlying shares of Common Stock shall have the right to require the Company to include all or part of such shares of Common Stock underlying such Underwriters' Warrants in such registration statement at the Company's expense.

    For the life of the Underwriter's Warrants, the holders thereof are given, at nominal costs, the opportunity to profit from a rise in the market price of the Company's securities with a resulting dilution in the interest of other stockholders. Further, the holders may be expected to exercise the Underwriters' Warrants at a time when the Company would in all likelihood be able to obtain equity capital on terms more favorable than those provided in the Underwriters' Warrants.

    The Company has agreed to retain the Representative as the Company's financial consultants for a period of two years to commence on the closing of this Offering, at a monthly fee of $3,125, or an aggregate of $75,000, all of which shall be payable in advance on the closing of the Offering. Pursuant to this agreement, the Underwriters shall provide advisory services related to merger and acquisition activity, corporate finance and other matters.

    The public offering price of the shares offered hereby has been determined by negotiation between the Company and the Representative. Factors considered in determining the offering price of the shares offered hereby included the business in which the Company is engaged, the Company's financial condition, an assessment of the Company's management, the general condition of the securities markets and the demand for similar securities of comparable companies.

    In connection with this Offering, the Underwriters and selling group members and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Stock. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M, pursuant to which such persons may bid for or purchase Common Stock for the purpose of stabilizing their respective market prices. The Underwriters also may create a short position for the account of the Underwriters by selling more shares of Common Stock in connection with the Offering than they are committed to purchase from the Company, and in such case may purchase shares of Common Stock in the open market following completion of the Offering to cover all or a portion of such short position. The Underwriters may also cover all or a portion of such short position by exercising the Over-Allotment Option. Any of the transactions described in this paragraph may result in the maintenance of the price of the Common Stock at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and, if they are undertaken they may be discontinued at any time.

    The Underwriting Agreement provides for reciprocal indemnification between the Company and the Underwriters against certain liabilities in connection with this Offering, including liabilities under the Securities Act.

    The foregoing is a summary of the material terms of the Underwriting Agreement and the Underwriter's Warrant. Reference is made to the copies of the Underwriting Agreement, and the Underwriters' Warrant, both of which are filed as exhibits to the Registration Statement of which this Prospectus forms a part.

                                 LEGAL MATTERS

    The validity of the Class A Common Stock being offered hereby will be passed upon for the Company by Sichenzia, Ross & Friedman LLP, 135 West 50th Street, New York, NY, 10020. Certain matters are being passed upon for the Underwriters by Gersten, Savage & Kaplowitz, LLP, 101 East 52nd Street, New York, NY 10022.

                                    EXPERTS

    The financial statements as of January 31, 1998 and 1997 and for the year ended January 31, 1998 and the period February 8, 1996 (inception) to January 31, 1997 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent certified public accountants, given on the authority of said firm as experts in auditing and accounting.

                             AVAILABLE INFORMATION

    The Company has filed with the Commission through the Electronic Data Gathering and Retrieval ("EDGAR") system a registration statement on Form SB-2 (together with all amendments, exhibits and schedules thereto, the "Registration Statement") under the Securities Act with respect to the Securities offered by this Prospectus. This Prospectus does not contain all of the information set forth in such Registration Statement, certain parts of which have been omitted in accordance with the rules and regulation of the Commission. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement of which this Prospectus forms a part. For further information, reference is made to such registration statement, including the exhibits thereto, which may be inspected without charge at the Commission's principal office at 450 Fifth Street, N. W., Room 1024, Washington D. C. 20549; and at the following Regional Offices of the Commission, except that copies of the exhibits may not be available at certain of the Regional Offices: Chicago Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and New York Regional Office 7 World Trade Center, Suite 1300, New York, NY 10048. Copies of all or any part of such material may be obtained from the Commission at 450 Fifth Street, N. W. Room 1024, Washington, D.C. 20549, upon payment of certain fees prescribed by the Commission. The Commission maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy, information statements, and registration statements and other information filed with the Commission through the EDGAR system.

    The Company is not presently a reporting company and does not file reports or other information with the Commission. However, on the effective date of the Registration Statement, the Company will become a reporting company. Further, the Company will register its Common Stock and Warrants under the Exchange Act. Accordingly, the Company will become subject to the additional reporting requirements of the Exchange Act and in accordance therewith will file reports, proxy statements and other information with the Commission. In addition, after the completion of this Offering, the Company intends to furnish its shareholders with annual reports containing audited financial statements and such interim reports, in each case as it may determine to furnish or as may be required by law.

                        OUTLOOK SPORTS TECHNOLOGY, INC.
                         INDEX TO FINANCIAL STATEMENTS

Report of Independent Certified Public Accountants....................................        F-2
Balance Sheets at January 31, 1997, January 31, 1998 and October 31, 1998
 (unaudited)..........................................................................        F-3
Statements of Operations for the period February 8, 1996 (inception) to January 31,
 1997, for the year ended January 31, 1998 and for the nine months ended October 31,
 1997 and 1998 (unaudited)............................................................        F-4
Statement of Changes in Shareholders' Deficit.........................................        F-5
Statements of Cash Flows for the period February 8, 1996 (inception) to January 31,
 1997, for the year ended January 31, 1998 and for the nine months ended October 31,
 1997 and 1998 (unaudited)............................................................        F-6
Notes to Financial Statements, January 31, 1998.......................................        F-7

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of Outlook Sports Technology, Inc.

    In our opinion, the accompanying balance sheets and the related statements of operations, of changes in shareholders' deficit and of cash flows present fairly, in all material respects, the financial position of Outlook Sports Technology, Inc. (formerly Hippo, Inc.) at January 31, 1998 and 1997, and the results of its operations and its cash flows for the year ended January 31, 1998 and for the period February 8, 1996 (inception) to January 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

    The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses and negative cash flows from operations through January 31, 1998, has a shareholders' deficit and working capital deficiency as of January 31, 1998, and is dependent on raising additional financing in order to fund its existing level of operations. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

PricewaterhouseCoopers LLP

Miami, Florida
June 9, 1998

                        OUTLOOK SPORTS TECHNOLOGY, INC.

                                 BALANCE SHEETS

                     ASSETS
                                                        JANUARY 31,              OCTOBER 31, 1998
                                                  ------------------------  --------------------------
                                                     1997         1998       HISTORICAL    PRO FORMA
                                                  -----------  -----------  ------------  ------------
                                                                            (UNAUDITED)   (UNAUDITED)
Cash............................................  $    19,041  $     1,367  $         73  $    193,823
Accounts receivable, net of allowance for
  doubtful accounts of $35,000; $144,156 at
  October 31, 1998 (unaudited)..................      --           167,700        25,000        25,000
Inventory.......................................      --           417,058       284,599       284,599
Prepaid expenses................................      --            12,854        59,291        59,291
Deposits and other current assets...............        7,809       51,813        15,000        15,000
                                                  -----------  -----------  ------------  ------------
    Total current assets........................       26,850      650,792       383,963       577,713
                                                  -----------  -----------  ------------  ------------
Prepaid royalties...............................      150,000      133,319       --            --
Property and equipment, net.....................       31,197      201,644       391,668       391,668
License.........................................       19,300       19,300       --            --
                                                  -----------  -----------  ------------  ------------
                                                  $   227,347  $ 1,005,055  $    775,631  $    969,381
                                                  -----------  -----------  ------------  ------------
                                                  -----------  -----------  ------------  ------------
     LIABILITIES AND SHAREHOLDERS' DEFICIT
Current liabilities:
  Accounts payable..............................  $   483,021  $ 1,962,657  $  2,185,002  $  2,185,002
  Accrued expenses..............................       12,500      340,951       576,307       169,173
  Accrued wages and related expenses............      131,530      260,217       483,492       483,492
  Accrued interest payable......................        2,844      223,011       659,298       659,298
  Advances from officers........................      588,660      255,000       299,147        25,000
  Notes payable, current portion................      115,000    2,665,638     6,084,648       804,648
                                                  -----------  -----------  ------------  ------------
    Total current liabilities...................    1,333,555    5,707,474    10,287,894     4,326,613

Notes payable, long term........................       40,000       40,000        40,000        40,000
                                                  -----------  -----------  ------------  ------------
                                                    1,373,555    5,747,474    10,327,894     4,366,613
                                                  -----------  -----------  ------------  ------------
Commitments and contingencies...................      --           --            --            --
                                                  -----------  -----------  ------------  ------------
Shareholders' deficit:
  Common stock; Class A, $.01 par value,
    15,000,000 shares authorized; 1,118,488 and
    2,324,071 shares issued and outstanding in
    1997 and 1998, respectively, and 1,101,818
    issued and 1,051,818 outstanding at October
    31, 1998 (unaudited); proforma, 2,169,075
    issued and 2,169,075 outstanding............       11,185       23,241        11,018        23,441
Common Stock; Class B, $.01 par value 5,000,000
  shares authorized 1,464,953 shares issued and
  outstanding at October 31, 1998 (unaudited)...      --           --             14,650        14,650
  Treasury stock; 50,000 Class A shares at cost
    (unaudited); proforma, 175,000 Class A
    shares at cost..............................      --           --            (19,300)      (50,500)
  Additional paid in capital....................    1,221,159    2,306,543     2,718,329     8,917,190
  Accumulated deficit...........................   (2,378,552)  (7,072,203)  (12,276,960)  (12,301,963)
                                                  -----------  -----------  ------------  ------------
    Total shareholders' deficit.................   (1,146,208)  (4,742,419)   (9,552,263)   (3,397,232)
                                                  -----------  -----------  ------------  ------------
                                                  $   227,347  $ 1,005,055  $    775,631  $    969,381
                                                  -----------  -----------  ------------  ------------
                                                  -----------  -----------  ------------  ------------

   The accompanying notes are an integral part of these financial statements.

                        OUTLOOK SPORTS TECHNOLOGY, INC.

                            STATEMENTS OF OPERATIONS

                                                          FOR THE
                                                          PERIOD
                                                        FEBRUARY 8,
                                                           1996
                                                        (INCEPTION)      FOR THE          NINE MONTHS ENDED
                                                            TO         YEAR ENDED            OCTOBER 31,
                                                        JANUARY 31,    JANUARY 31,   ----------------------------
                                                           1997           1998           1997           1998
                                                       -------------  -------------  -------------  -------------
                                                                                             (UNAUDITED)

Revenue..............................................   $   --        $     741,120  $     555,681  $     479,463
                                                       -------------  -------------  -------------  -------------
Operating expenses:
  Costs of sales.....................................       --              859,317        481,159        688,100
  Research and development...........................       650,805         451,019        267,098        164,487
  Stock-based compensation...........................       473,894         210,130        171,875       --
  Selling, general and administrative expenses.......     1,251,009       3,669,657      2,333,055      4,749,687
                                                       -------------  -------------  -------------  -------------
    Total costs and expenses.........................     2,375,708       5,190,123      3,253,187      5,602,274
                                                       -------------  -------------  -------------  -------------
Loss from operations.................................    (2,375,708)     (4,449,003)    (2,697,506)    (5,122,811)
Interest expense.....................................        (2,844)       (244,648)      (146,120)      (495,943)
Gain on sale of license..............................       --             --             --              413,997
                                                       -------------  -------------  -------------  -------------
Net loss.............................................   $(2,378,552)  $  (4,693,651) $  (2,843,626) $  (5,204,757)
                                                       -------------  -------------  -------------  -------------
                                                       -------------  -------------  -------------  -------------
Basic and diluted loss per share.....................   $     (3.24)  $       (2.21) $       (1.38) $       (2.10)
                                                       -------------  -------------  -------------  -------------
                                                       -------------  -------------  -------------  -------------
Weighted average common shares outstanding...........       734,330       2,120,460      2,060,182      2,483,509
                                                       -------------  -------------  -------------  -------------
                                                       -------------  -------------  -------------  -------------

   The accompanying notes are an integral part of these financial statements.

                        OUTLOOK SPORTS TECHNOLOGY, INC.

                 STATEMENT OF CHANGES IN SHAREHOLDERS' DEFICIT

                                      COMMON STOCK
                                  ---------------------               ADDITIONAL                       TOTAL
                                                 PAR      TREASURY     PAID IN      ACCUMULATED    SHAREHOLDERS'
                                    SHARES      VALUE      STOCK       CAPITAL        DEFICIT         DEFICIT
                                  ----------  ---------  ----------  ------------  --------------  -------------
Balance, February 8, 1996.......      --      $  --      $   --      $    --       $     --         $   --
Issuance of common stock........   1,068,488     10,685      --         1,128,074        --           1,138,759
Stock option compensation.......      --         --          --            73,785        --              73,785
Acquisition of license..........      50,000        500      --            19,300        --              19,800
Net loss........................      --         --          --           --           (2,378,552)   (2,378,552)
                                  ----------  ---------  ----------  ------------  --------------  -------------
Balance, January 31, 1997.......   1,118,488     11,185      --         1,221,159      (2,378,552)   (1,146,208)
Issuance of common stock........   1,205,583     12,056      --           932,218        --             944,274
Stock option compensation.......      --         --          --           153,166        --             153,166
Net loss........................      --         --          --           --           (4,693,651)   (4,693,651)
                                  ----------  ---------  ----------  ------------  --------------  -------------
Balance, January 31, 1998.......   2,324,071     23,241      --         2,306,543      (7,072,203)   (4,742,419)
Issuance of common stock for
  payment of services
  (unaudited)...................     242,700      2,427      --           411,786        --             414,213
Treasury stock (unaudited)......      --         --         (19,300)      --             --             (19,300)
Net loss (unaudited)............      --         --          --           --           (5,204,757)   (5,204,757)
                                  ----------  ---------  ----------  ------------  --------------  -------------
Balance, October 31, 1998
  (unaudited)...................   2,566,771  $  25,668  $  (19,300) $  2,718,329  $  (12,276,960)  $(9,552,263)
                                  ----------  ---------  ----------  ------------  --------------  -------------
                                  ----------  ---------  ----------  ------------  --------------  -------------

   The accompanying notes are an integral part of these financial statements.

                        OUTLOOK SPORTS TECHNOLOGY, INC.

                            STATEMENTS OF CASH FLOWS

                                                                       FOR THE
                                                                       PERIOD
                                                                     FEBRUARY 8,
                                                                        1996
                                                                     (INCEPTION)     FOR THE      NINE MONTHS ENDED
                                                                         TO        YEAR ENDED        OCTOBER 31,
                                                                     JANUARY 31,   JANUARY 31,  ----------------------
                                                                        1997          1998         1997        1998
                                                                    -------------  -----------  ----------  ----------
                                                                                                     (UNAUDITED)
Operating activities:
  Net loss........................................................   $(2,378,552)  ($4,693,651) $(2,843,733) $(5,204,757)
  Adjustments to reconcile net loss to net cash used in operating activities:
      Depreciation................................................         3,355        8,100        6,075     112,050
      Stock-based compensation....................................       473,894      210,130      171,875      --
      Changes in operating assets and liabilities:
        Increase in accounts receivable...........................       --          (167,700)    (252,479)    142,700
        Increase in inventory.....................................       --          (417,058)    (581,710)    132,459
        Increase in prepaid expenses..............................       --           (12,854)     (22,198)    145,913
        Increase in deposits and other current assets.............        (7,809)     (44,004)     (26,076)     56,113
        (Increase) decrease in prepaid royalties..................      (150,000)      16,681       --         133,319
        Increase (decrease) in accounts payable and accrued
          expenses................................................       629,895    2,156,941    1,368,741   1,339,126
                                                                    -------------  -----------  ----------  ----------
Net cash used in operating activities.............................    (1,429,217)  (2,943,415)  (2,174,505) (3,143,077)
                                                                    -------------  -----------  ----------  ----------
Investing activities:
  Capital expenditures............................................       (34,552)    (178,547)    (182,868)   (302,074)
                                                                    -------------  -----------  ----------  ----------
Net cash used in investing activities.............................       (34,552)    (178,547)    (182,868)   (302,074)
                                                                    -------------  -----------  ----------  ----------
Financing activities:
  Proceeds from line of credit....................................       --            35,000       35,000      --
  Advances from officers..........................................       588,660      255,000      100,000      44,147
  Proceeds from issuance of unsecured notes payable...............       190,000    2,265,500    1,995,000   3,805,000
  Proceeds (payments) from (to) factor............................       --           280,138       --        (270,490)
  Repayment of unsecured notes payable............................       (35,000)     (30,000)      --        (115,500)
  Proceeds from exercise of stock options and sale of common
    stock.........................................................       739,150      298,650      234,200      --
  Acquisition of treasury stock...................................       --            --           --         (19,300)
                                                                    -------------  -----------  ----------  ----------
Net cash provided by financing activities.........................     1,482,810    3,104,288    2,364,200   3,443,857
                                                                    -------------  -----------  ----------  ----------
Net increase (decrease) in cash and cash equivalents..............        19,041      (17,674)       1,827      (1,294)
                                                                    -------------  -----------  ----------  ----------
Cash and cash equivalents, beginning of period....................       --            19,041       19,041       1,367
                                                                    -------------  -----------  ----------  ----------
Cash and cash equivalents, end of period..........................   $    19,041    $   1,367   $   20,868  $       73
                                                                    -------------  -----------  ----------  ----------
                                                                    -------------  -----------  ----------  ----------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the period for interest..........................   $   --         $   1,868   $      772  $   60,079
                                                                    -------------  -----------  ----------  ----------
                                                                    -------------  -----------  ----------  ----------

SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING AND FINANCING ACTIVITIES:

In June 1998, the Company issued 125,000 shares of its common stock to obtain financial and investment services through January 2000. Additionally, the Company issued in June 1998, 1,666 shares of its common stock to a vendor. These shares were valued by the Company's Board of Directors at $1.00 per share based on the fair market value of other common stock transactions during the particular time frame. (unaudited)

In March 1998, the Company issued 104,784 shares of its common stock to a professional golfer as consideration for $220,047 owed to such golfer. Additionally, the Company issued in March, 1998 11,250 shares of its common stock valued at $67,500 in connection with endorsement contracts expiring in December 1998 (unaudited).

During February 1997, the Company issued 1,024,800 shares of its common stock in exchange for the forgiveness of $588,660 of advances due to the Company's Chief Executive Officer.

During 1996, the Company issued 50,000 shares of its common stock valued at approximately $19,800 in exchange for certain marketing rights.

   The accompanying notes are an integral part of these financial statements.

                        OUTLOOK SPORTS TECHNOLOGY, INC.

                         NOTES TO FINANCIAL STATEMENTS

                                JANUARY 31, 1998

1. ORGANIZATION AND BASIS OF PRESENTATION

    Outlook Sports Technology, Inc. (the Company) was incorporated on February 8, 1996 in the State of Delaware. The Company is a designer and marketer and, through the use of contracted parties, a manufacturer of golf equipment, apparel and accessories under the TEGRA-TM- brand name. TEGRA-TM- golf clubs incorporate the Company's patent-pending Invisible Inset Hosel-TM-.

    The Company initially entered the U.S. golf market under a license agreement with Hippo Holdings, Ltd. ("Hippo Holdings"), a British golf equipment manufacturer and distributor. Under the terms of the licensing agreement, the Company acquired the rights, in perpetuity, to market and sell HiPPO-TM- brand products in the U.S. and Canada for 50,000 shares of the Company's common stock, and prepaid $150,000 of royalties. In May 1998, the Company sold this license back to Hippo Holdings. (See Note 9.)

    Since its inception in 1996 to January 31, 1998, the Company has incurred recurring losses, has not generated cash from its operating activities and is dependent on raising additional financing in order to fund its existing level of operations. Additionally, at January 31, 1998, the Company's current liabilities exceeded its current assets by approximately $5,057,000, and the Company had an accumulated deficit of approximately $4,742,000. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. These financial statements do not reflect any adjustments that might result from the outcome of this uncertainty.

    In connection with the above, the Company's management intends to execute an initial public offering under which the Company expects to sell shares of its common stock as well as warrants to acquire shares of common stock. Proceeds from the offering are expected to be used to repay the Company's outstanding notes payable (see Note 5) and fund inventory purchases and ongoing operations. There can be no assurance that such offering will be successful. If the offering is not successful, management will seek alternative financing.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    A summary of significant accounting policies followed by the Company in the preparation of the accompanying financial statements is presented below.

ACCOUNTING ESTIMATES

    The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

UNAUDITED INTERIM FINANCIAL STATEMENTS

    The interim financial data of the Company is unaudited. Certain information and footnote disclosures normally included in the financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. In the opinion of management, the interim financial statements includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results of the Company's operations for the interim periods presented. The results of

                        OUTLOOK SPORTS TECHNOLOGY, INC.

                                JANUARY 31, 1998

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) operations for the nine month period ended October 31, 1998 are not necessarily indicative of the results for the full year.

CASH

    The Company considers those short term, highly liquid investments with original maturities of three months or less as cash.

INVENTORY

    Inventory, which is primarily comprised of clubs and component parts, is stated at the lower of cost or market with cost determined using the first-in, first-out (FIFO) method. Component parts consist primarily of golf club heads, shafts and grips.

PROPERTY AND EQUIPMENT

    Property and equipment are recorded at cost and depreciated using the straight line method over the estimated useful lives of the assets. Significant additions and improvements are capitalized and costs for maintenance and repairs are expensed as incurred.

LICENSE

    The license to market HIPPO-TM- brand golf products in the U.S. and Canada is recorded at the estimated fair value of 50,000 shares issued in May 1996 as consideration for such license (see Note 9).

LONG LIVED ASSETS

    The Company reviews long lived assets and identifiable intangibles for recoverability and reserves for impairment whenever events or changes in circumstances indicate, based on estimated future cash flows, the carrying amount of the assets will not be fully recoverable.

REVENUE RECOGNITION

    Revenue from the sale of non consignment products is recognized at the time title to such products passes to the customer. Revenue from the sale of products delivered on consignment is recognized at the time such products are sold by the customer.

RESEARCH AND DEVELOPMENT COSTS

    Research and development costs, which relate primarily to the design of the TEGRA-TM- brand name products, are expensed as incurred.

ADVERTISING COSTS

    Advertising costs are expensed as incurred. Advertising expense consists of media advertising as well as brochure, production and direct mail costs. Advertising expense approximated $1,033,000 for the year ended January 31, 1998.

                        OUTLOOK SPORTS TECHNOLOGY, INC.

                                JANUARY 31, 1998

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
INCOME TAXES

    The Company records deferred income taxes using the liability method. Under the liability method, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial statement and income tax bases of the Company's assets and liabilities. An allowance is recorded, based upon currently available information, when it is more likely than not that any or all of a deferred tax asset will not be realized. The provision for income taxes includes taxes currently payable, if any, plus the net change during the year in deferred tax assets and liabilities recorded by the Company.

STOCK-BASED COMPENSATION

    The Company accounts for stock-based compensation to its employees using the intrinsic value method, which requires the recognition of compensation expense over the vesting period of the options when the exercise price of the stock option granted is less than the fair value of the underlying common stock. Additionally, the Company provides pro forma disclosure of net loss and loss per share as if the fair value method had been applied in measuring compensation expense for stock options granted. Stock-based compensation related to options granted to non-employees is recognized using the fair value method.

LOSS PER SHARE

    The computation of loss per share of common stock is computed by dividing net loss for the period by the weighted average number of shares outstanding during that period. The weighted average number of shares outstanding for the period February 8, 1996 (inception) to January 31, 1997 and the year ended January 31, 1998 excludes approximately 274,000 and 1,179,000 respectively, of antidilutive stock options and warrants.

    Because the Company is incurring losses, the effect of stock options and warrants is antidilutive. Accordingly, the Company's presentation of diluted earnings per share is the same as that of basic earnings per share.

FAIR VALUE OF FINANCIAL INSTRUMENTS

    The carrying value of the Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and notes payable approximated fair value because of the short maturity of these instruments. The Company routinely assesses the financial strength of its customers and records an allowance for doubtful accounts when it determines that collection of a particular amount is unlikely.

                        OUTLOOK SPORTS TECHNOLOGY, INC.

                                JANUARY 31, 1998

3. INVENTORY

    Inventory at January 31, 1998 consists of the following:

Components parts..................................................  $ 126,340
Clubs.............................................................    278,715
Apparel, golf accessories and other...............................     12,003
                                                                    ---------
                                                                    $ 417,058
                                                                    ---------
                                                                    ---------

    At January 31, 1998, the Company had inventory of approximately $134,000 on consignment at various customer locations. The consigned inventory did not include any HIPPO-TM- brand products.

4. PROPERTY AND EQUIPMENT

    Property and equipment consists of the following:

                                                                JANUARY 31,          ESTIMATED
                                                           ---------------------   USEFUL LIVES
                                                             1997        1998       (IN YEARS)
                                                           ---------  ----------  ---------------
Furniture and fixtures...................................  $  --      $  169,215             3
Equipment................................................     34,552      43,884             3
                                                           ---------  ----------
                                                              34,552     213,099
Accumulated depreciation.................................     (3,355)    (11,455)
                                                           ---------  ----------
                                                           $  31,197  $  201,644
                                                           ---------  ----------
                                                           ---------  ----------

    The Company recorded depreciation expense related to its property and equipment of $3,355 and $8,100 for the period ended January 31, 1997 and the year ended January 31, 1998, respectively.

                        OUTLOOK SPORTS TECHNOLOGY, INC.

                                JANUARY 31, 1998

5. NOTES PAYABLE

    The Company's notes payable are as follows:

                                                                                JANUARY 31,
                                                                         --------------------------   OCTOBER 31,
                                                                            1997          1998           1998
                                                                         -----------  -------------  -------------
                                                                                                      (UNAUDITED)
Unsecured notes payable to private investors, due September 1998 (see
  below)...............................................................  $   --       $      50,000  $   3,905,000
Unsecured notes payable to private investors, due September 1998,
  interest at 12.5%....................................................      115,000      1,705,000      1,360,000
Unsecured notes payable to private investors, due September 1998,
  interest at 15%......................................................      --             525,000        525,000
Unsecured notes payable to private investors, due September 1998,
  interest at 24%......................................................      --              70,500       --
Unsecured notes payable to private investors, due April 1999, interest
  at 7.5%..............................................................      --            --              250,000
Unsecured line of credit, interest at the bank's prime rate plus 2%
  (10.5% at January 31, 1998), guaranteed by the Company's President
  and Chief Executive Officer, due on demand...........................      --              35,000         35,000
Long term unsecured notes payable to the Company's President and Chief
  Executive Officer, interest at 7.5%, due by September 2002...........       40,000         40,000         40,000
Advances from factor, interest at 24%, due on demand...................      --             280,138          9,648
                                                                         -----------  -------------  -------------
                                                                             155,000      2,705,638      6,124,648
Current portion........................................................     (115,000)    (2,665,638)    (6,084,648)
                                                                         -----------  -------------  -------------
                                                                         $    40,000  $      40,000  $      40,000
                                                                         -----------  -------------  -------------
                                                                         -----------  -------------  -------------

    In January 1998, as part of a proposed $3,500,000 debt offering, the Company issued a $50,000 note payable maturing at the earlier of September 1998 or within 5 days after an initial public offering of the Company's common stock generating in excess of $7 million of gross proceeds. Under the terms of the debt financing, the holder of the $50,000 note payable has the option to receive interest in the amount of $3,125 or warrants to purchase 25,000 shares of the Company's common stock at a price per share equal that to be offered in connection with the offering of warrants under the Company's planned initial public offering, which management expects to be 115% of the per share initial public offering price.

    Under the terms of the original issuance of 12.5% unsecured notes payable to private investors, the notes were due at the earlier of September 30, 1997, or an initial public offering of the Company's common stock. Additionally, the Company issued $275,000 of such notes during or subsequent to September 1997 which had a maturity of September 1998 or within 5 days of an initial public offering, if earlier. The 12.5% debt included 231,400 warrants to purchase the Company's common stock at prices ranging from $0.75 to $3.99 per share.

                        OUTLOOK SPORTS TECHNOLOGY, INC.

                                JANUARY 31, 1998

5. NOTES PAYABLE (CONTINUED)
    Under the original terms of the 15% unsecured notes payable to private investors, the notes were due at the earlier of September 30, 1997, or an initial public offering of the Company's common stock. The terms of the debt included 232,750 warrants to purchase the Company's common stock at $0.75 per share.

    At January 31, 1998, the Company was in default of the terms of the 12.5% and 15% unsecured notes payable to private investors which were due during September 1997. During February 1998, the Company obtained a specific waiver to extend the maturity of the then outstanding unsecured notes payable through the earlier of September 1998 or within 5 days after an initial public offering of the Company's common stock generating in excess of $7.5 million of gross proceeds.

    As a result of the extension of the maturity of the 15% and certain of the Company's 12.5% unsecured notes payable to September 1998, the Company issued to the holders of such unsecured notes, warrants to purchase 85,000 shares of the Company's common stock at $0.75 per share, warrants to purchase 98,333 shares of the Company's common stock at $3.00 per share and warrants to purchase 31,666 shares of the Company's common stock at $2.10 per share. The warrants were exercisable in full at the time of their issuance and expire on the dates of expiration of the warrants issued under the terms of the original debt.

    The Company's management believes that at the time of their issuance, the warrants issued in connection with the Company's unsecured notes payable had no value due to the financial condition of the Company as explained in Note 1. Accordingly, no portion of the proceeds from the issuance of the notes was allocated to the warrants nor was any value assigned to warrants issued in connection with the extension of the maturity of certain unsecured notes as described above.

    In February and May 1998 the Company repaid an aggregate of $68,500 and $47,000, respectively, of unsecured notes payable to private investors representing notes bearing interest at 12.5% and 24%.

    Pursuant to the terms of a factoring agreement, the Company assigns substantially all of its accounts receivable to a factor with recourse. The Company is able to borrow up to 50% of eligible accounts receivable, as defined, up to a maximum amount of $1 million. Advances from the factor bear interest at 24% per annum. Receivables assigned to the factor are subject to a charge of 3% of the face amount of the receivable. The advances from the factor are secured by all of the Company's assets. During the year ended January 31, 1998, the Company incurred interest and factoring charges of $10,059 and $7,739, respectively. The factoring agreement was for an initial term of six months and renews for successive twelve month periods thereafter, unless cancelled by the Company or the factor.

    At January 31, 1998, the Company had received advances of approximately $115,000 in excess of those permitted under the factoring agreement, resulting in the Company being in default of such agreement. As a result of the default, the factor had the right to terminate the agreement and demand payment of the funds advanced. Subsequent to year end, the Company has reduced the amounts outstanding under the factoring agreement and currently is within the borrowing base of such agreement.

    At January 31, 1998, the Company had accrued interest under its unsecured notes payable in the aggregate amount of approximately $223,000.

    At January 31, 1998, $410,000 and $100,000 of the 12.5% and 15% unsecured notes payable, respectively, were held by a related party. Accrued interest and interest expense of approximately $34,000

                        OUTLOOK SPORTS TECHNOLOGY, INC.

                                JANUARY 31, 1998

5. NOTES PAYABLE (CONTINUED)
and $31,000, respectively, was recorded in regards to these unsecured notes payable as of and for the year ended January 31, 1998.

    During the period February to June 1998, the Company obtained debt financing amounting to approximately $3.4 million (amounts outstanding at January 31, 1998 and October 31, 1998 were $50,000 and $3,905,000, respectively). This debt matures at the earlier of September 1998, or within 5 days of an initial public offering of the Company's common stock generating in excess of $7 million of gross proceeds. Under the terms of the debt financing, each holder of a $50,000 note payable has the option to receive interest in the amount of $3,125 or warrants to purchase 25,000 shares of the Company's common stock at a price per share equal to that to be offered in connection with the offering of warrants under the Company's intended initial public offering, which management expects to be 115% of the per share initial public offering price.

6. SHAREHOLDERS' DEFICIT

STOCK SPLITS AND NUMBER OF AUTHORIZED SHARES

    In August 1996, the Company increased the number of authorized shares of common stock from 250,000 to 6,500,000 and simultaneously effected a 15-for-1 stock split. In February 1997, the Company increased the number of authorized shares of common stock from 6,500,000 to 10,881,000 and simultaneously effected a 3-for-2 reverse stock split. In July 1997, the Company increased the number of authorized shares of common stock from 10,881,000 to 24,300,000. On January 31, 1998, the Company decreased the authorized shares of Common Stock to 8,100,000 and simultaneously effected a 3-for-1 reverse stock split.

    All references to the number of common shares and per share amounts elsewhere in the financial statements and related footnotes have been restated to reflect the effect of all stock splits for all periods presented.

    See Note 10.

COMMON STOCK

    During February 1997, the Company's Chief Executive Officer was issued approximately 1,025,000 shares of the Company's common stock in return for the forgiveness of $588,660 in advances to the Company at various dates during 1996 and 1997. The Company recorded approximately $57,000 of compensation expense in connection with the issuance of such shares based on the fair market value of the shares as determined by an independent valuation. Also, during the year ended January 31, 1998, the Company sold approximately 181,000 shares of its common stock for $299,000, of which 4,833 shares were sold to a related party.

    In May 1996, the Company issued 50,000 shares of its common stock to Hippo Holdings in exchange for the perpetual rights to market and sell HiPPO-TM- brand products in the U.S. and Canada. These shares were valued by the Company's Board of Directors at $19,800, the estimated fair value, and their issuance recorded as an intangible asset in the accompanying balance sheets at January 31, 1997 and 1998 (see Note 9).

                        OUTLOOK SPORTS TECHNOLOGY, INC.

                                JANUARY 31, 1998

6. SHAREHOLDERS' DEFICIT (CONTINUED)
    At various dates during the period ended January 31, 1997, the Company's President and Chief Executive Officer purchased approximately 992,000 shares of the Company's common stock for $529,000. In connection with the sale of such shares to the Company's Chief Executive Officer, the Company recorded compensation expense of approximately $400,000 for the period ended January 31, 1997 based on fair market value of shares issued to other investors during the particular time frame.

    Additionally, during the period ended January 31, 1997, the Company issued, to third parties, approximately 77,000 shares of its common stock for $210,000.

COMMON STOCK WARRANTS

    In connection with the issuance of its unsecured notes payable to private investors, the Company issued warrants to purchase shares of its common stock as follows:

                                                                                                          WEIGHTED
                                                                                                           AVERAGE
                                                                                                          EXERCISE
                                                                                              WARRANTS      PRICE
                                                                                              ---------  -----------
Warrants issued in connection with $65,000 of notes payable at 12.5%........................      7,150   $    1.13
                                                                                              ---------       -----
BALANCE AT JANUARY 31, 1997.................................................................      7,150        1.13
Warrants issued in connection with $975,000 of notes payable at 12.5%.......................    107,250        0.75
Warrants issued in connection with $525,000 of notes payable at 15%.........................    232,750        0.75
Warrants issued in connection with $420,000 of notes payable at 12.5%.......................     84,000        2.10
Warrants issued in connection with other notes payable......................................     33,000        2.33
                                                                                              ---------       -----
BALANCE AT JANUARY 31, 1998.................................................................    464,150   $    1.75
                                                                                              ---------       -----
                                                                                              ---------       -----

    The Company believes, based on an independent valuation, that the above warrants had an insignificant fair market value at the time of their issuance. The above warrants do not include 25,000 warrants issuable at the election of a debt holder in connection with a $50,000 note payable issued by the Company in January 1998 (see Note 5).

COMMON STOCK OPTIONS

    On September 4, 1996, the Company adopted an Incentive Stock Plan (the "Plan") allowing the Company to issue 500,000 incentive stock options to employees and non-qualified options to either employees or consultants. The total number of shares with respect to which options may be granted was increased to 1.1 million on January 24, 1997.

                        OUTLOOK SPORTS TECHNOLOGY, INC.

                                JANUARY 31, 1998

6. SHAREHOLDERS' DEFICIT (CONTINUED)
    The Company has issued various stock options to employees and consultants. The options' vesting period varies from full vesting upon issuance of options to vesting over a three year period. A summary of the Company's stock options activity is as follows:

                                                                                                     OPTIONS
                                                                                              ----------------------
                                                                                                          WEIGHTED
                                                                                                           AVERAGE
                                                                                                          EXERCISE
                                                                                               SHARES       PRICE
                                                                                              ---------  -----------
Balance, February 8, 1996...................................................................     --       $  --
Granted.....................................................................................    267,531        0.82
                                                                                              ---------       -----
Balance, January 31, 1997...................................................................    267,531        0.82
Granted.....................................................................................    448,880        3.04
                                                                                              ---------       -----
Balance, January 31, 1998...................................................................    716,411   $    2.21
                                                                                              ---------       -----
                                                                                              ---------       -----

                                                                                                          WEIGHTED
                                                                               OUTSTANDING  EXERCISABLE    AVERAGE
                                                                               -----------  -----------   EXERCISE
EXERCISE PRICE RANGE                                                             SHARES       SHARES        PRICE
-----------------------------------------------------------------------------  -----------  -----------  -----------
$0.225.......................................................................      85,476       85,476    $   0.225
 0.72-0.75...................................................................     169,161      125,204    $   0.729
 2.10-3.00...................................................................     384,608      286,624    $   2.550
 6.00........................................................................      77,166       24,000    $   6.000
                                                                               -----------  -----------
                                                                                  716,411      521,304    $   2.210
                                                                               -----------  -----------
                                                                               -----------  -----------

    The Company generally grants options at exercise prices equal to the estimated market value of the Company's common stock at the date of the grant. The Company recognized approximately $74,000 and $153,000 of stock-based compensation expense during the periods ended January 31, 1997 and 1998, respectively, relating to options granted at exercise prices below the estimated fair market value of the Company's common stock at the date of grant. Had compensation costs for the Company's stock option grants to employees been determined using the fair value method, the Company's loss and loss per share for the year ended January 31, 1998 would not have been significantly different from the amounts recorded.

    Fair market value information for the Company's stock warrants and options for the period February 8, 1996 (inception) to January 31, 1997 and the year ended January 31, 1998 was estimated using the Black-Scholes option pricing model assuming risk free rates of 5.6% to 6.5%, no dividend yield, expected terms of 3 years, and no significant volatility.

7. INCOME TAXES

    The Company is subject to federal and state income taxes but has not incurred a liability for such taxes due to losses incurred. The Company had deferred tax assets of approximately $812,000 and $2,414,000 at January 31, 1997 and 1998, respectively, resulting primarily from net operating loss carryforwards. The deferred tax assets have been fully offset by a valuation allowance resulting from the uncertainty

                        OUTLOOK SPORTS TECHNOLOGY, INC.

                                JANUARY 31, 1998

7. INCOME TAXES (CONTINUED)
surrounding the future realization of the net operating loss carryforwards. These carryforwards are available to offset future taxable income, if any, through 2013. Limitations on the utilization of the Company's net operating tax loss carryforwards could result in the event of certain changes in the Company's ownership.

8. COMMITMENTS AND CONTINGENCIES

    The Company leases office space and equipment under noncancelable operating lease arrangements. Rent expense for the period February 8, 1996 (inception) to January 31, 1997 and for the year ended January 31, 1998 was approximately $46,000 and $101,000, respectively.

    Minimum future rental payments on non-cancelable operating leases with remaining lease terms of one or more years are as follows at January 31, 1998:

JANUARY 31,
1999..............................................................  $  93,883
2000..............................................................     36,951
2001..............................................................      3,953
2002..............................................................        549
                                                                    ---------
Total minimum future rental payments..............................  $ 135,336
                                                                    ---------
                                                                    ---------

    The Company has entered into an endorsement contract with a professional golfer for endorsement of the TEGRA-TM- brand. Under the terms of the contract, the professional golfer will wear TEGRA-TM- headwear and apparel, play TEGRA-TM-clubs and carry a TEGRA-TM- bag and accessories in professional competitions and in any golf related activities worldwide.

    Total minimum annual payments under the endorsement contract are as follows:

JANUARY 31,
1999...........................................................  $  147,500
2000...........................................................     152,500
2001...........................................................     120,000
                                                                 ----------
Total minimum future endorsement contract commitments..........  $  420,000
                                                                 ----------
                                                                 ----------

    The Company has commitments under employment and design consulting contracts expiring through November 1999. The terms of the present design consulting contract entered into in October 1996, as amended in April 1997, include a monthly retainer and royalty payments based on a percentage of cost of sales of the designed products. The designer also received 6,666 options at $0.75 per share which vest 3,333 each at December 31, 1997 and at December 31, 1998, upon final performance of the contract. In connection with these options, no amount was recorded as compensation expense as the Company's management believes these options had an insignificant fair market value at the time of issuance based on

                        OUTLOOK SPORTS TECHNOLOGY, INC.

                                JANUARY 31, 1998

8. COMMITMENTS AND CONTINGENCIES (CONTINUED) an independent appraisal. The Company is currently negotiating an extension of the design consulting contract. Total minimum annual payments under these contracts are as follows:

JANUARY 31,
1999..............................................................  $ 192,500
2000..............................................................     46,667
                                                                    ---------
Total minimum future employment and design consulting contract commitments.....................................................  $ 239,167
                                                                    ---------
                                                                    ---------

    The Company entered into an agreement with Hippo Holdings under which the Company was to pay a percentage of the endorsement fee paid by Hippo Holdings to a professional golfer. In connection therewith, the Company accrued approximately $220,000 during the year ended January 31, 1998. This agreement was terminated upon the sale back to Hippo Holdings of its license (see Note 9).

    As of January 31, 1998, the Company had entered into purchase agreements with various suppliers for components and finished goods for both TEGRA-TM- and HiPPO-TM- brand products, approximating $1.3 million (see Note 9).

    The Company is a defendant in a lawsuit alleging patent infringement and, additionally, has received a request that the Company review its TEGRA-TM- line of clubs in view of a patent issued to a third party relating to golf club design. The Company believes that its TEGRA-TM- brand golf clubs do not infringe the patents which are the subject of the lawsuit or the review request. However, no assurance can be given that the Company's product does not infringe such patents, or any other golf club related patent. Further, the Company cannot currently estimate the effect of an adverse decision in connection with these matters on the Company's financial condition or results of operations.

    See Note 10.

9. SUBSEQUENT EVENTS

    In March 1998, the Company issued 104,784 shares to a professional golfer as consideration for $220,047 owed to such golfer under the Company's endorsement arrangement with Hippo Holdings. The Company is currently negotiating an endorsement contract with this professional golfer for the Company's TEGRA-TM-brand products.

    In May 1998, the Company sold its license to sell HiPPO-TM- products in the U.S. back to Hippo Holdings along with all existing HiPPO-TM- brand inventory of approximately $62,000, prepaid royalties of approximately $133,000, and the assumption of liabilities in the amount of approximately $225,000. The Company received a cash payment of approximately $359,000. A gain of approximately $389,000 will be recorded in connection with this transaction. In addition, Hippo Holdings returned to the Company the 50,000 shares of common stock it had received upon entering the license agreement; no gain or loss will be recorded in connection with the return of the stock. Furthermore, Hippo Holdings assumed the Company's then outstanding purchase commitments in the amount of approximately $1,172,000 related to the HiPPO-TM- brand of products. Sales of HiPPO-TM- brand products for the year ended January 31, 1998, and the three months ended April 30, 1998, were approximately $589,000 and $24,000, respectively.

    On April 29, 1998, the Company entered into an agreement with a financial advisor to obtain financial investment services through January 22, 2000. The consideration provided for in the agreement was

                        OUTLOOK SPORTS TECHNOLOGY, INC.

                                JANUARY 31, 1998

9. SUBSEQUENT EVENTS (CONTINUED)
125,000 shares of the Company's Common Stock. The Company recorded $125,000 as a deferred charge to be amortized over the period of the agreement.

    See Note 10.

10. UNAUDITED SUBSEQUENT EVENTS AND PRO FORMA INFORMATION

    In October 1998, the Company increased the authorized shares of common stock from 8,100,000 to 20,000,000. Within the authorized shares of common stock, the Company created a Class A and a Class B stock, consisting of 15,000,000 and 5,000,000 shares of stock, respectively. Additionally, the Company authorized 5,000,000 shares of preferred stock, par value $0.01 per share.

    On October 7, 1998, the Company's President and Chief Executive Officer converted an aggregate of 1,464,953 shares of their Class A Common Stock to the equivalent number of Class B Common Stock. The Company has agreed not to register the Class B Common Stock under the Securities Exchange Act of 1933 for a period of two years. Otherwise, the rights of the holders of Class A and Class B Common Stock are substantially the same.

    In November 1998, the Company executed exchange agreements with certain noteholders and officers which had advanced funds to the Company, whereby such parties exchanged an aggregate of $6,121,284 of principle and interest on notes and advances for 1,224,257 Class A shares of Common Stock and 1,224,257 warrants to acquire Class A shares of Common Stock. Of the accrued interest converted, $25,003 was incurred subsequent to October 31, 1998. Subsequent to such exchange, the Company remained in default of approximately $375,000 of indebtedness under the terms of the outstanding loan agreements.

    Subsequent to October 31, 1998, the Company received $225,000 in exchange for notes payable bearing interest at rates between 10% and 12% with an equivalent face amount, and 18,000 shares of the Company's Class A Common Stock. Of the notes issued, $75,000 mature from February 17 to February 23, 1999 and $150,000 mature on the earlier of October 1, 1999 or 5 days subsequent to the completion of an initial public offering by the Company. The Company valued the shares issued in connection with this transaction at $90,000 based on the exchange transactions described in the preceding paragraph.

    In March 1999, the Company agreed to reacquire 125,000 shares of Class A Common Stock for $31,250. These shares were originally issued to Argent Securities, Inc. in April 1998 in connection with a two year consulting agreement.

    The accompanying pro forma balance sheet information reflect the previously described exchange agreements, the issuance of $225,000 of Class A Common Stock and notes, and the Company's agreement to repurchase 125,000 shares of Class A Common Stock for $31,250, as if such transactions had taken place on October 31, 1998.

    The Company is a defendant in a lawsuit alleging breach of contract for advertising services in an amount of approximately $200,000. The Company's management believes its defense to be meritorious; however, there can be no assurance that the Company will prevail.

    The Company is a defendant in a lawsuit alleging the breach of a letter of intent with an underwriter. The lawsuit seeks approximately $1.5 million in damages. The Company believes this claim is without merit and intends to vigorously defend itself; however, there can be no assurance that the Company will prevail.

                        OUTLOOK SPORTS TECHNOLOGY, INC.

                                JANUARY 31, 1998

10. UNAUDITED SUBSEQUENT EVENTS AND PRO FORMA INFORMATION (CONTINUED)
    The Company received an additional payment of approximately $54,000 from Hippo Holdings in connection with the sale of the Company's license to produce HiPPO-TM- products. Accordingly, the gain on the sale was increased by approximately $25,000.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY BY ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION.

                            ------------------------

                               TABLE OF CONTENTS

                                                    PAGE
                                                  ---------
Prospectus Summary..............................          4
Risk Factors....................................         10
Use of Proceeds.................................         22
Dilution........................................         23
Capitalization..................................         24
Dividend Policy.................................         24
Selected Financial Data.........................         25
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations....................................         27
Business........................................         30
Management......................................         38
Principal Shareholders..........................         43
Certain Transactions............................         44
Description of Securities.......................         46
Shares Available for Future Sale................         48
Underwriting....................................         49
Legal Matters...................................         50
Experts.........................................         50
Available Information...........................         51
Index to Financial Statements...................        F-1

                            ------------------------

    UNTIL APRIL 9, 1999 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                               400,000 SHARES OF
                              CLASS A COMMON STOCK

                        OUTLOOK SPORTS TECHNOLOGY, INC.

                             ---------------------

                                   PROSPECTUS

                             ---------------------

                                KASHNER DAVIDSON
                                SECURITIES CORP.

                                 March 16, 1999

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------